Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 30, 2010

Supplementing Preliminary Prospectus dated April 22, 2010

Registration Statement No. 333-163875

FREE WRITING PROSPECTUS

QUARTERLY UPDATE

TO PRELIMINARY PROSPECTUS

DATED APRIL 22, 2010

On April 29, 2010, Smile Brands Group Inc. filed Amendment No. 8 to its Registration Statement on Form S-1 (File No. 333-163875), which includes financial and other information for the three months ended March 31, 2010. This free writing prospectus summarizes the disclosures relating to the three months ended March 31, 2010 included in the amendment. For ease of reference, we have reprinted the entire Management’s Discussion and Analysis of Financial Condition section as updated for the three months ended March 31, 2010. References below to “we,” “us,” and “our” refer to Smile Brands Group Inc. and its subsidiaries.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in our prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and the consolidated financial statements and related notes included elsewhere in our prospectus, before making an investment decision. A link to the registration statement, which includes the full prospectus, is set forth at the end of this free writing prospectus. We present Adjusted EBITDA as a supplemental measure to help us describe our operating performance. Adjusted EBITDA is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to net (loss) income attributable to Smile Brands Group Inc. (as determined in accordance with generally accepted accounting principles in the United States, or GAAP) or as a better indicator of operating performance. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Please refer to note (1) to “Summary Consolidated Financial and Other Data” for a reconciliation of our net (loss) income attributable to Smile Brands Group Inc. to Adjusted EBITDA and a more thorough discussion of our use of Adjusted EBITDA in our prospectus.

Our Company

Smile Brands Group Inc. is the largest provider of support services to general and multi-specialty dental groups in the United States based on number of dental offices. We provide comprehensive business support services, non-clinical personnel, facilities and equipment through our exclusive agreements with affiliated dental groups. Our consumer-driven retail model is guided by the principle “SMILES FOR EVERYONE®”. This model attracts patients to affiliated dental groups by combining strong, recognizable brands, visible retail locations and extended office hours with affordable and comprehensive dental care. Utilizing our model, dentists spend more time caring for their patients and less time on the administrative, marketing and financial aspects of the dental practice while benefiting from a lower cost structure. Our services support more than 1,100 dentists and hygienists practicing in over 300 offices nationally. We recorded revenues of $427.2 million, $445.0 million and $456.5 million, Adjusted EBITDA of $39.7 million, $44.1 million and $56.7 million, and net (loss) income attributable to Smile Brands Group Inc. of $(8.4) million, $(12.0) million and $45.7 million, for each of the years ended December 31, 2007, 2008 and 2009, respectively. We recorded revenues of $116.2 million and $118.1 million, Adjusted EBITDA of $15.5 million and $16.3 million, and net income attributable to Smile Brands Group Inc. of $6.0 million and $4.0 million, each for the three months ended March 31, 2009 and 2010, respectively.

Affiliated dental groups operate primarily under one of three brand names, Bright Now! Dental, Castle Dental or Monarch Dental, and are typically located in highly visible retail centers in some of the largest and fastest growing markets in the U.S. On average, each dental office is approximately 3,500 square feet and contains 11 dental operatories. The affiliated dentists and hygienists offer comprehensive, convenient and high quality dental, hygiene and specialty services such as orthodontics, oral surgery, endodontics, periodontics and pediatrics.

The $102 billion U.S. dental services industry is growing and highly fragmented and services are provided mostly by sole practitioners. Dental care patients tend to be price sensitive because many pay for a significant portion of their dental services on an out-of-pocket basis. Additionally, approximately 30% to 50% of the U.S. adult population does not seek regular dental care. To address these market opportunities, we have developed a cost-effective, consumer-driven, retail model that we believe provides meaningful benefits to both affiliated dentists and their patients.

Our consumer-driven, retail model drives patient flow to affiliated dental groups by creating brand awareness through the use of highly visible office locations and traditional retail-oriented marketing techniques. In addition, we maximize our operational efficiencies through our national infrastructure that utilizes our size and the local market density of affiliated dental groups. Our two call centers and three centralized billing offices, each with specialized personnel and sophisticated technology, improve our ability to schedule patient appointments, provide consistent customer service and optimize billing and collection efforts. We actively manage the supply chain with our affiliated dental groups to utilize our purchasing volume to obtain favorable pricing on products and services. The operational efficiencies generated by our model enable us to leverage our operating costs and provide affiliated dentists with additional capacity to spend more of their time treating patients. These efficiencies lead to a lower cost structure that provides affiliated dental groups greater flexibility to price their dental services competitively within their local market.

Summary Consolidated Financial and Other Data

The following table sets forth summary consolidated financial and other data for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010. The summary consolidated financial data for the fiscal years ended December 31, 2007, 2008 and 2009 were derived from our audited consolidated financial statements included elsewhere in the prospectus.

Our summary consolidated financial data for the three months ended March 31, 2009 and 2010 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements reflect, in the opinion of management, all adjustments necessary for the fair presentation of the financial condition and the results of operations for such periods. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2010. This summary consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in the prospectus. The summary consolidated financial data reflects the 11.8538-for-1 split of our common stock effected on April 27, 2010.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Consolidated Statements of Operations:
($ amounts in thousands, except per share and other data)
Revenues:
Net dental services	$421,111	$439,415	$450,659	$114,807	$116,627
Other	6,042	5,609	5,865	1,380	1,450

Total revenues	427,153	445,024	456,524	116,187	118,077
Operating costs and expenses:
Dental services	331,383	342,499	338,687	85,928	86,415
Field support	29,603	30,671	31,908	7,595	8,032
General and administrative	28,268	29,784	30,661	7,459	7,749
Depreciation and amortization	12,596	12,830	13,877	3,304	3,414
Loss on asset dispositions	983	410	322	38	168
Goodwill and trademark impairment	7,108	23,429	—	—	—

Total operating costs and expenses	409,941	439,623	415,455	104,324	105,778
Income from operations	17,212	5,401	41,069	11,863	12,299
Other expense:
Interest expense–net	21,307	18,188	14,676	3,862	2,762
Interest rate swap expense–net	960	2,307	590	222	98
Write off of financing fees	—	—	—	—	2,675

Total other expense	22,267	20,495	15,266	4,084	5,535
Income (loss) before provision for income taxes	(5,055)	(15,094)	25,803	7,779	6,764
Provision (benefit) for income taxes	3,065	(3,322)	(20,164)	1,733	2,674

Net (loss) income	(8,120)	(11,772)	45,967	6,046	4,090
Less: Net income attributable to non-controlling interests	279	206	247	82	48

Net (loss) income attributable to Smile Brands Group Inc.	(8,399)	(11,978)	45,720	5,964	4,042
Less: Preferred stock dividends accrued in-kind	6,863	7,660	8,505	2,041	2,271
Dividends accrued in-kind on outstanding vested preferred stock options	260	417	599	132	182

Net (loss) income attributable to common stockholders	$(15,522)	$(20,055)	$36,616	$3,791	$1,589

Net (loss) income attributable to common stockholders per share:
Basic	$(1.28)	$(1.66)	$3.02	$0.31	$0.13

Diluted	$(1.28)	$(1.66)	$2.92	$0.31	$0.13

Weighted average common shares outstanding:
Basic	12,116,674	12,115,394	12,115,394	12,115,394	12,115,394

Diluted	12,116,674	12,115,394	12,556,802	12,352,868	12,641,821

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Other Data:
Adjusted EBITDA (in thousands)(1)	$39,681	$44,074	$56,745	$15,533	$16,260
Number of dental offices at period end	298	295	303	299	304
Number of operatories at period end	3,282	3,281	3,384	3,331	3,393
Dental services profit margin(2)	22.4%	23.0%	25.8%	26.0%	26.8%
Revenue per dentist day(3)	$3,206	$3,414	$3,657	$3,702	$3,736
Comparable office revenue growth(4)	5.4%	3.2%	1.3%	1.8%	(0.9)%

	As of December 31,			As of March 31, 2010
	2007	2008	2009	Actual	Pro forma(5)	Pro forma as adjusted(6)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$275	$700	$4,482	$8,404	$8,404	$8,404
Total assets	415,654	389,547	410,695	416,379	416,379	416,379
Long-term debt and capital lease obligations, including current portion	183,088	166,422	141,587	140,447	140,447	116,759
Total stockholders’ equity	144,279	133,911	181,068	185,562	97,939	209,250

(1)	Adjusted EBITDA represents net (loss) income attributable to Smile Brands Group Inc. plus provision (benefit) for income taxes, interest expense–net, interest rate swap expense–net, depreciation and amortization, reorganization costs, goodwill and trademark impairment, write off of financing fees, loss on asset dispositions, stock-based compensation expense and equity sponsor expenses. We have presented Adjusted EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses Adjusted EBITDA as an additional measurement tool for purposes of business decision-making, including developing budgets, managing expenditures and evaluating potential acquisitions or divestitures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. In addition, Adjusted EBITDA as presented in this prospectus differs from adjusted EBITDA as calculated for compliance with the financial covenants in our prior and current credit facilities. For purposes of our credit facilities that were entered into in February 2010, we add all of the adjustments shown below, except for equity sponsor expenses, to net (loss) income attributable to Smile Brands Group Inc. For purposes of our prior first and second lien credit facilities, we added back (in addition to the adjustments shown below) construction period rent expenses and board of directors’ fees to net (loss) income attributable to Smile Brands Group Inc. Adjusted EBITDA is not a measure of operating performance under GAAP and should not be considered as a substitute for, or superior to, net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table contains a reconciliation of our net (loss) income attributable to Smile Brands Group Inc. determined in accordance with GAAP to Adjusted EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
(in thousands)
Net (loss) income attributable to Smile Brands Group Inc.	$(8,399)	$(11,978)	$45,720	$5,964	$4,042
Provision (benefit) for income taxes	3,065	(3,322)	(20,164)	1,733	2,674
Interest expense—net	21,307	18,188	14,676	3,862	2,762
Interest rate swap expense—net	960	2,307	590	222	98
Depreciation and amortization	12,596	12,830	13,877	3,304	3,414
Reorganization costs(a)	518	455	89	26	—
Goodwill and trademark impairment	7,108	23,429	—	—	—
Write off of financing fees	—	—	—	—	2,675
Loss on asset dispositions	983	410	322	38	168
Stock-based compensation expense	1,519	1,656	1,554	365	427
Equity sponsor expenses(b)	24	99	81	19	—

Adjusted EBITDA	$39,681	$44,074	$56,745	$15,533	$16,260

(a)	Reorganization costs represent non-recurring consulting fees and related costs for review of our centralized billing office and call center functions in 2008 and severance costs related to the integration of acquisitions by us of other DPM support services organizations.

(b)	Equity sponsor expenses are reimbursable costs paid to Freeman Spogli & Co., which we do not expect to continue after this offering. Equity sponsor expenses for the years ended December 31, 2008 and 2009 also include consulting fees that were paid to our director, Mr. Pulido, for services rendered pursuant to his consulting agreement, which terminated on December 31, 2009.

(2)	Dental services profit margin is equal to the amount obtained by dividing total revenues less dental services expenses by total revenues.

(3)	Revenue per dentist day is equal to net dental services revenues less net revenues produced by hygienists divided by dentist day count for the period measured. A dentist day is calculated as the time between a dentist’s or specialist’s first and last appointment on a given day divided by eight hours. A day may be fractionally reduced to the extent a dentist’s or specialist’s schedule of appointments spans less than eight hours. The following table contains a reconciliation of net dental services revenues determined in accordance with GAAP to net dental services revenues less net revenues produced by hygienists:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
(in thousands)
Net dental services revenues	$421,111	$439,415	$450,659	$114,807	$116,627
Less: Net revenues produced by hygienists	42,113	47,957	52,155	12,737	13,743

Net dental services revenues less net revenues produced by hygienists	$378,998	$391,458	$398,504	$102,070	$102,884

(4)	Comparable office revenue growth represents the comparable office revenues for the given period as a percentage of such offices’ total revenues for the comparable prior period. Comparable office revenue is composed of total revenues at dental offices that have been operating for at least 13 full months prior to the end of the given period and which have not been closed, combined or sold during such period.

(5)	Reflects, on a pro forma basis, the reclassification of the liquidation value of preferred stock in the amount of $87.6 million from stockholders’ equity to other current liabilities for the redemption of all outstanding preferred stock based on the intended use of proceeds of this offering. The pro forma amount does not reflect the repayment of $23.7 million of the amount outstanding under our secured term loan facility based on the intended use of proceeds of this offering.

(6)	Gives effect to the sale of 7,353,000 shares of common stock by us in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the range on the cover of the prospectus, after deducting underwriting discounts and commissions of approximately $8.7 million and estimated offering expenses payable by us of approximately $3.8 million and the use of proceeds therefrom as described under “Use of Proceeds.” A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would (decrease) increase long-term debt and increase (decrease) stockholders’ equity, each by $6.8 million, and would have no impact on cash and cash equivalents and total assets, assuming that the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2010:

•	on an actual basis;

•

on a pro forma basis to reflect the reclassification of the liquidation value of preferred stock in the amount of $87.6 million from stockholders’ equity to other current liabilities for the redemption of all outstanding preferred stock based on the intended use of proceeds of this offering; and

•

on a pro forma as adjusted basis to reflect the sale of shares of common stock by us in this offering at an assumed initial public offering price of $17.00 per share (the midpoint of the range indicated on the cover of the prospectus), after deducting underwriting discounts and commissions of approximately $8.7 million and estimated offering expenses payable by us of approximately $3.8 million and the application of the net proceeds of this offering as described under “Use of Proceeds.”

	As of March 31, 2010
(in thousands)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$8,404	$8,404	$8,404

Long-term debt and capital lease obligations (including current portion)(1)	$140,447	$140,447	$116,759

Stockholders’ equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized and 511,039 shares outstanding, actual; 10,000,000 shares authorized and no shares outstanding, as adjusted	34,922	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized and 12,115,394 shares issued and outstanding, actual; 100,000,000 shares authorized and 19,468,394 shares issued and outstanding, as adjusted	121	121	195
Additional paid-in capital	141,387	88,686	201,062
Retained earnings(2)	8,629	8,629	7,490
Noncontrolling interest	503	503	503

Total stockholders’ equity	185,562	97,939	209,250

Total capitalization	$326,009	$238,386	$326,009

(1)	As of April 29, 2010, we had $139.0 million outstanding under our term loan facility and we did not have any amounts outstanding under our revolving loan facility. We intend to repay $23.7 million of the amount outstanding under our term loan facility with a portion of the net proceeds from this offering.
(2)	The amount of retained earnings under the pro forma as adjusted column reflects the reduction of pro forma retained earnings by approximately $1.1 million, which represents the accretion of the preferred stock and preferred stock options from $87.6 million as of March 31, 2010 to approximately $88.8 million as of the expected redemption date.

Our capitalization information represented above excludes:

•	1,892,865 shares of common stock subject to options outstanding;

•	1,700,000 shares of common stock available for issuance pursuant to our 2010 Performance Incentive Plan; and

•	1,102,950 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of common stock you pay and the as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book deficit as of March 31, 2010 was $89.0 million, or $7.35 per share of common stock. We calculate net tangible book value per share by calculating the total assets less goodwill and other intangible assets and total liabilities, and dividing by the number of shares of common stock outstanding.

Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase shares in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. As of March 31, 2010, after giving effect to the application of the estimated net proceeds to us in this offering as described under “Use of Proceeds,” our as adjusted net tangible book deficit would have been $65.3 million, or $3.36 per share, assuming that the shares offered under the prospectus are sold at a public offering price of $17.00 per share (the mid-point of the range set forth in the cover page of the prospectus). This represents an immediate increase in net tangible book value of $3.99 per share to existing stockholders, and an immediate dilution in net tangible book value of $20.36 per share to new investors in the offering. The table below illustrates this per share dilution as of March 31, 2010:

Assumed initial public offering price per share		$17.00
Net tangible book deficit per share of common stock as of March 31, 2010	$(7.35)
Increase in net tangible book value per share attributable to new investors	$3.99

As adjusted net tangible book deficit per share after this offering		$(3.36)

Dilution in net tangible book value per share to new investors		$20.36

A $1.00 increase (decrease) in the assumed public offering price of $17.00 per share would increase (decrease) our as adjusted net tangible book deficit per share after this offering by $0.36, and the dilution to new investors by $0.36 per share, assuming the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, our as adjusted net tangible book deficit will increase to $2.33 per share, representing an increase to existing holders of $5.02 per share, and there will be an immediate dilution of $19.33 per share to new investors.

The following table sets forth, on an as adjusted basis as of March 31, 2010, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by new investors, at an assumed initial public offering price of $17.00 per share, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	12,115,394	62.2%	$102,229,362	45.0%	$8.44
New investors	7,353,000	37.8	125,001,000	55.0	17.00

Total	19,468,394	100.0%	$227,230,362	100.0%	$11.67

The above table excludes 1,892,865 shares of common stock subject to options outstanding, 1,700,000 shares of common stock available for issuance pursuant to our 2010 Performance Incentive Plan and 1,102,950 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We were founded in March 2005 for the purpose of acquiring Smile Brands Inc. (formerly Bright Now! Dental, Inc.) and its subsidiaries, or Smile Brands Inc. We acquired Smile Brands Inc. in a merger combination on May 24, 2005. In connection with the merger, Smile Brands Inc. became our wholly owned subsidiary. In the presentation of financial information below, Smile Brands Inc., prior to the acquisition, is referred to as the “predecessor” and we, together with our wholly owned subsidiaries, including Smile Brands Inc., are referred to as the “successor.” The financial data reflects the 11.8538-for-1 split of our common stock effected on April 27, 2010.

The following table sets forth selected consolidated financial data for us and our predecessor for the periods ended May 24, 2005, December 31, 2005, December 31, 2006, December 31, 2007, December 31, 2008 and December 31, 2009 and the three months ended March 31, 2009 and 2010. The selected consolidated financial data for the fiscal years ended December 31, 2007, 2008 and 2009 were derived from our audited consolidated financial statements included elsewhere in the prospectus. The selected consolidated financial data for the periods ended May 24, 2005, December 31, 2005 and December 31, 2006 were derived from our and our predecessor’s audited consolidated financial statements not included in the prospectus. Our selected consolidated financial data for the three months ended March 31, 2009 and 2010 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements reflect, in the opinion of management, all adjustments necessary for the fair presentation of the financial condition and the results of operations for such periods. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2010.

The financial and other data set forth below should be read in conjunction with, and are qualified in their entirety by, reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in the prospectus.

	Predecessor	Successor
	Jan. 1 through May 24, 2005	May 25 through Dec. 31, 2005	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2009	Three Months Ended Mar. 31,
							2009	2010
	($ amounts in thousands except per share and other data)
Consolidated Statements of Operations:
Revenues:
Net dental services	$144,092	$214,438	$386,458	$421,111	$439,415	$450,659	$114,807	$116,627
Other	2,652	3,750	6,214	6,042	5,609	5,865	1,380	1,450

Total revenues	146,744	218,188	392,672	427,153	445,024	456,524	116,187	118,077
Operating costs and expenses:
Dental services	111,986	171,004	304,019	331,383	342,499	338,687	85,928	86,415
Field support	10,434	15,563	28,662	29,603	30,671	31,908	7,595	8,032
General and administrative	12,000	14,603	25,920	28,268	29,784	30,661	7,459	7,749
Depreciation and amortization	3,215	6,538	12,255	12,596	12,830	13,877	3,304	3,414
Loss (gain) on asset dispositions	92	(2)	25	983	410	322	38	168
Goodwill and trademark impairment	—	—	—	7,108	23,429	—	—	—
Merger transaction and related costs	16,848	—	—	—	—	—	—	—

Total operating costs and expenses	154,575	207,706	370,881	409,941	439,623	415,455	104,324	105,778
Income (loss) from operations	(7,831)	10,482	21,791	17,212	5,401	41,069	11,863	12,299
Other expense (income):
Financing fees and loss on debt extinguishments–net	12,804	—	—	—	—	—	—	—
Interest expense–net	9,301	11,218	19,878	21,307	18,188	14,676	3,862	2,762
Interest rate swap expense (income)–net	(256)	(832)	(610)	960	2,307	590	222	98
Write off of financing fees	—	—	—	—	—	—	—	2,675

Total other expense	21,849	10,386	19,268	22,267	20,495	15,266	4,084	5,535

	Predecessor	Successor
	Jan. 1 through May 24, 2005	May 25 through Dec. 31, 2005	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2009	Three Months Ended March 31,
							2009	2010
	($ amounts in thousands except per share and other data)
Income (loss) before provision for income taxes	(29,680)	96	2,523	(5,055)	(15,094)	25,803	7,779	6,764
Provision (benefit) for income taxes	1,607	2,689	4,482	3,065	(3,322)	(20,164)	1,733	2,674

Net (loss) income	(31,287)	(2,593)	(1,959)	(8,120)	(11,772)	45,967	6,046	4,090
Less: Net income attributable to non-controlling interests	66	115	258	279	206	247	82	48

Net (loss) income attributable to Smile Brands Group Inc.	(31,353)	(2,708)	(2,217)	(8,399)	(11,978)	45,720	5,964	4,042
Less: Preferred stock dividends accrued in-kind	1,600	3,452	6,166	6,863	7,660	8,505	2,041	2,271
Dividends accrued in-kind on outstanding vested preferred stock options	—	—	145	260	417	599	132	182

Net (loss) income attributable to common stockholders	$(32,953)	$(6,160)	$(8,528)	$(15,522)	$(20,055)	$36,616	$3,791	$1,589

Net (loss) income attributable to common stockholders per share:
Basic	$(1.24)	$(0.51)	$(0.70)	$(1.28)	$(1.66)	$3.02	$0.31	$0.13

Diluted	$(1.24)	$(0.51)	$(0.70)	$(1.28)	$(1.66)	$2.92	$0.31	$0.13

Weighted average common shares outstanding:
Basic	26,616,593	12,115,394	12,115,536	12,116,674	12,115,394	12,115,394	12,115,394	12,115,394

Diluted	26,616,593	12,115,394	12,115,536	12,116,674	12,115,394	12,556,802	12,352,868	12,641,821

Other Data:
Adjusted EBITDA (in thousands)(1)	$15,651	$17,863	$35,655	$39,681	$44,074	$56,745	$15,533	$16,260
Number of dental offices at period end	276	276	291	298	295	303	299	304
Number of operatories at period end	2,920	2,972	3,143	3,282	3,281	3,384	3,331	3,393
Dental services profit margin(2)	23.7%	21.6%	22.6%	22.4%	23.0%	25.8%	26.0%	26.8%
Revenue per dentist day(3)	N/A	N/A	N/A	$3,206	$3,414	$3,657	$3,702	$3,736
Comparable office revenue growth(4)	N/A	N/A	6.4%	5.4%	3.2%	1.3%	1.8%	(0.9)%

	As of March 31, 2010
	Actual	Pro forma(5)	Pro forma as adjusted(6)

Balance Sheet Data (in thousands):
Cash and cash equivalents	$8,404	$8,404	$8,404
Total assets	416,379	416,379	416,379
Long-term debt and capital lease obligations, including current portion	140,447	140,447	116,759
Total stockholders’ equity	185,562	97,939	209,250

(1)	Adjusted EBITDA represents net (loss) income attributable to Smile Brands Group Inc. plus provision (benefit) for income taxes, interest expense–net, interest rate swap expense (income)–net, depreciation and amortization, financing fees and loss on debt extinguishments–net, merger transaction and related costs, integration costs related to acquisitions, reorganization costs, one-time management equity accretion incentive, goodwill and trademark impairment, write off of financing fees, loss (gain) on asset dispositions, stock-based compensation expense and equity sponsor expenses. We have presented Adjusted EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses Adjusted EBITDA as an additional measurement tool for purposes of business decision-making, including developing budgets, managing expenditures, and evaluating potential acquisitions or divestitures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. In addition, Adjusted EBITDA as presented in this prospectus differs from adjusted EBITDA as calculated for compliance with the financial covenants in our prior and current credit facilities. For purposes of our credit facilities that we entered into in February 2010, we add all of the adjustments shown below, except for equity sponsor expenses, to net (loss) income attributable to Smile Brands Group Inc. For purposes of our prior first and second lien credit facilities, we added back (in addition to the adjustments shown below) construction period rent expenses and board of directors’ fees to net (loss) income attributable to Smile Brands Group, Inc. Adjusted EBITDA is not a measure of operating performance under GAAP and should not be considered as a substitute for, or superior to, net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table contains a reconciliation of our net (loss) income attributable to Smile Brands Group Inc. determined in accordance with GAAP to Adjusted EBITDA:

	Predecessor	Successor
	Jan. 1 through May 24, 2005	May 25 through Dec. 31, 2005	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2009	Three Months Ended Mar. 31,
							2009	2010
		(in thousands)
Net (loss) income attributable to Smile Brands Group Inc.	$(31,353)	$(2,708)	$(2,217)	$(8,399)	$(11,978)	$45,720	$5,964	$4,042
Provision (benefit) for income taxes	1,607	2,689	4,482	3,065	(3,322)	(20,164)	1,733	2,674
Interest expense–net	9,301	11,218	19,878	21,307	18,188	14,676	3,862	2,762
Interest rate swap expense (income)–net	(256)	(832)	(610)	960	2,307	590	222	98
Depreciation and amortization	3,215	6,538	12,255	12,596	12,830	13,877	3,304	3,414
Financing fees and loss on debt extinguishments–net	12,804	—	—	—	—	—	—	—
Merger transaction and related costs(a)	16,848	—	—	—	—	—	—	—
Integration costs related to acquisitions(b)	1,645	—	—	—	—	—	—	—
Reorganization costs(c)	—	596	93	518	455	89	26	—
One-time management equity accretion incentive(d)	1,042	—	—	—	—	—	—	—
Goodwill and trademark impairment	—	—	—	7,108	23,429	—	—	—
Write off of financing fees	—	—	—	—	—	—	—	2,675
Loss (gain) on asset dispositions	92	(2)	25	983	410	322	38	168
Stock-based compensation expense	—	312	1,720	1,519	1,656	1,554	365	427
Equity sponsor expenses(e)	706	52	29	24	99	81	19	—

Adjusted EBITDA	$15,651	$17,863	$35,655	$39,681	$44,074	$56,745	$15,533	$16,260

(a)	Merger transaction and related costs reflects costs incurred in connection with our acquisition of Smile Brands Inc. in May 2005.
(b)	Integration costs related to acquisitions consist primarily of costs incurred in connection with our acquisition of Smile Brands Inc. in May 2005.
(c)	Reorganization costs represent non-recurring consulting fees and related costs for review of our centralized billing office and call center functions in 2008 and severance costs related to the integration of acquisitions by us of other DPM support services organizations.
(d)	One-time management equity accretion incentive represents the redemption of outstanding equity incentive awards of certain officers of Smile Brands Inc. in connection with our acquisition of Smile Brands Inc. in May 2005.
(e)	Equity sponsor expenses are fees and reimbursable costs paid to Gryphon Investors during the predecessor periods and reimbursable costs paid to Freeman Spogli & Co. during the successor periods, which we do not expect to continue after this offering. Equity sponsor expenses for the years ended December 31, 2008 and 2009 also include consulting fees that were paid to our director, Mr. Pulido, for services rendered pursuant to his consulting agreement, which terminated on December 31, 2009.

(2)	Dental services profit margin is equal to the amount obtained by dividing total revenues less dental services expenses by total revenues.
(3)	Revenue per dentist day is equal to net dental services revenues less net revenues produced by hygienists divided by dentist day count for the period measured. A dentist day is calculated as the time between a dentist’s or specialist’s first and last appointment on a given day divided by eight hours. A day may be fractionally reduced to the extent a dentist’s or specialist’s schedule of appointments spans less than eight hours. Prior to April 2006, we did not track dentist day count in the same manner. Therefore the data prior to 2007 is not comparable. The following table contains a reconciliation of net dental services revenues determined in accordance with GAAP to net dental services revenues less net revenues produced by hygienists:

	Year Ended December 31,			Three Months Ended Mar. 31,
	2007	2008	2009	2009	2010
(in thousands)
Net dental services revenues	$421,111	$439,415	$450,659	$114,807	$116,627
Less: Net revenues produced by hygienists	42,113	47,957	52,155	12,737	13,743

Net dental services revenues less net revenues produced by hygienists	$378,998	$391,458	$398,504	$102,070	$102,884

(4)	Comparable office revenue growth represents the comparable office total revenues for the given period as a percentage of such office’s total revenues for the comparable prior period. Comparable office revenue is composed of total revenues at dental offices that have been operating for at least 13 full months prior to the end of the given period and which have not been closed, combined or sold during such period. Comparable office revenues have not been provided for periods prior to January 1, 2006 because of the inability to provide such information for Castle Dental prior to Smile Brands Inc.’s acquisition of Castle Dental in 2004.
(5)	Reflects, on a pro forma basis, the reclassification of the liquidation value of preferred stock in an amount of $87.6 million from stockholders’ equity to other current liabilities for the redemption of all outstanding preferred stock based on the intended use of proceeds of this offering. The pro forma amount does not reflect the repayment of $23.7 million of the amount outstanding under our secured term loan facility based on the intended use of proceeds of this offering.
(6)	Gives effect to the sale of 7,353,000 shares of common stock by us in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the range on the cover of the prospectus, after deducting underwriting discounts and commissions of approximately $8.7 million and estimated offering expenses payable by us of approximately $3.8 million and the use of proceeds therefrom as described under “Use of Proceeds.” A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would (decrease) increase long-term debt and increase (decrease) stockholders’ equity, each by $6.8 million, and would have no impact on cash and cash equivalents and total assets, assuming that the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in the prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in the prospectus, particularly in “Risk Factors.” In accordance with factors for consolidation under generally accepted accounting principles in the United States, we consolidate the net assets and results of operations of the affiliated dental groups operating under business support services agreements with us. As a result, references to our revenues, our expenses and similar items relating to our results of operations and net assets includes the revenues, expenses and similar items of affiliated dental groups and all transactions between the affiliated dental groups and us, such as the service fees we charge, are eliminated in consolidation.

Overview

We provide support services on an exclusive basis to dental groups in some of the largest and fastest growing demographic markets in the United States. We operate under long term agreements with affiliated dental groups pursuant to which we provide business support services, non-clinical personnel, facilities and equipment. In exchange for providing these services, we receive a fee based on the number of dental operatories provided to the affiliated dental groups plus reimbursement of certain costs incurred by us in connection with fulfilling our responsibilities under these services agreements. Each of these agreements is for an initial term of five to ten years with successive automatic one-year renewal terms, unless terminated at least six months before the end of the initial term or any renewal term. Our services support more than 1,100 dentists and hygienists practicing in over 300 offices nationally.

Our revenues are comprised primarily of dental services, which consist of the consolidated revenues of our affiliated dental groups and revenues earned by ConsumerHealth. ConsumerHealth is our wholly owned subsidiary that operates 14 dental offices and a dental plan under the Knox-Keene Health Care Service Plan Act of 1975, as amended. Our other revenues primarily consist of dental plan premiums received by our capitated plan operated by ConsumerHealth and interest income earned on the dental services fees we finance for patients. Approximately 75%, 77%, 78%, 79% and 78% of total revenues for the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010, respectively, were derived from patients with private insurance plans. Our revenues have increased over the past several years, driven primarily by the opening of de novo offices, growth in new and recall patient flow, increased dentist and hygienist productivity, the expansion of specialty services, increased volume of hygiene services and the hiring of additional dentists and hygienists.

We intend to grow our revenues primarily through supporting the opening of de novo offices in our existing and new markets where we can leverage our strong brand names and national infrastructure. We supported the opening of 15, 5 and 12 de novo offices for the years ended December 31, 2007, 2008 and 2009, respectively. We reduced the number of de novo openings in 2008 in reaction to our concerns over the weakening U.S. economy. While the cost per de novo office will vary based on size and region, we estimate that the average office build-out, including tenant improvements (net of allowances), furniture and fixtures, dental equipment and computer equipment, will cost approximately $550,000. Based on our historical results, we expect de novo offices, on average, to become cash flow positive within six months, with recovery of our investment occurring within 30 months after the office opens.

Our operating costs and expenses consist of dental services expenses, field support expenses, general and administrative expenses, depreciation and amortization, loss (gain) on asset dispositions, and goodwill and trademark impairment charges. Substantially all of our dental services expenses are directly associated with operating the dental facilities and consist principally of dental office labor, dental supplies, lab fees, rent, provision for doubtful accounts and other operating costs. Field support expenses consists primarily of regional management expenses, the costs of our centralized billing offices and call centers, and marketing and advertising expenses. General and administrative expenses consists of our corporate expenses including the costs of our executive and senior management and centralized functions, such as accounting, finance, human resources, information technology, operations services, purchasing, real estate and other similar functions.

Our operating costs have increased over the last several years as we have grown our business. However, excluding non-cash charges for depreciation and amortization and goodwill and trademark impairments, our operating costs as a percentage of total revenues have consistently decreased as we gained additional leverage over our operating cost structure. Much of the improvement in our cost structure over the last several years has occurred within dental services expenses, while our field support and general and administrative costs have remained relatively stable. Improvements in our cost structure have been driven largely by (i) removing administrative functions from the dental offices and centralizing them into our regional and corporate support departments where they can be more cost effectively performed and managed, (ii) leveraging our purchasing volumes to obtain favorable pricing from vendors for products and services, (iii) streamlining our business processes to optimize their effectiveness and minimize their cost and (iv) closing underperforming offices that were included in our acquisitions of Monarch Dental and Castle Dental. At the same time, we believe our business model has allowed affiliated dentists and hygienists to increase productivity as a result of their ability to treat an increased volume of patients. We expect to gain additional leverage over our operating cost structure in the future because we plan to continue leveraging our national infrastructure to support our de novo office roll-out and offices affiliated with other dental businesses we may acquire.

Other expense (income) consists primarily of interest expense, net, and interest rate swap expense (income), net. These expenses have generally decreased over the last several years as we have reduced our outstanding debt. In connection with the refinancing of our credit facilities in February 2010, we increased the amount of our outstanding debt by approximately $4.0 million but decreased the applicable interest rate. As a result of the refinancing, we expect interest expense will continue to decrease over the next twelve months unless we make acquisitions or otherwise utilize our revolving loan facility.

Absent the impact and timing of the opening of de novo offices and any acquisitions, our revenues have historically been higher in the first quarter and lower in the fourth quarter of the year due to timing of holidays and fluctuations in patient volumes, which are primarily impacted by the amount of third party payor benefits remaining for a patient during the year.

Our primary sources of liquidity are cash provided by operations and available borrowings under our credit facilities. The service fees we receive from PCs and their reimbursements of certain costs we incur on their behalf are our primary source of cash from operations. To the extent the affiliated dental groups do not generate sufficient revenues to pay a significant portion of our service fee, after paying for their expenses and reimbursing us for our costs, we may not have sufficient cash to meet our debt obligations.

In accordance with generally accepted accounting principles in the United States, or GAAP, we consolidate the operating results and net assets of affiliated dental groups with our financial statements. Affiliated dental groups, however, do not guaranty or pledge their assets to secure our indebtedness under our credit facilities and our stockholders do not have direct recourse to the PC’s assets. Each PC, though, has granted to us a security interest in its assets (other than patient records and other assets that cannot be pledged under applicable law) as security for the PC’s payment of our service fee and reimbursable costs. The primary assets of PCs are cash and receivables from patients and third party payors and their primary liabilities are payables for their direct expenses, such as payables for salaries of dental professionals and payables due to us, which are eliminated through consolidation.

Key Financial Measures and Performance Indicators

In assessing the performance of our business, we consider a variety of financial measures and performance indicators that directly or indirectly impact our revenue and profitability. We believe the most important measures and indicators for our business are:

Revenue Related Financial Measures and Performance Indicators

Comparable Office Revenues. Comparable office revenues represent total revenues for dental offices that have been operating for at least 13 full months prior to the end of a given period and which have not been closed, combined or sold during such period. Measuring the year-over-year change in comparable office revenues allows us to evaluate how affiliated dental offices are performing. We believe various factors affect comparable office revenues, including patient demand for dental services, economic trends, dentist and hygienist staffing levels, availability of dentists and hygienists, pricing, competition, visibility and accessibility of the dental offices, quality of the tenants surrounding the dental offices, office hours and the level of customer service provided inside and outside of the dental offices.

New and Recall Patient Count. A new patient is counted when service is provided to a patient with no previous transaction history with one of our affiliated dental offices. A recall patient is counted when a patient of record receives a recall exam appropriate to their periodontal condition. While some services may require a patient to visit an office multiple times before the service is complete, those follow-on visits are not included in the count of either new or recall patients. Measuring the year-over-year change in new and recall patient count helps us to evaluate how the affiliated dental offices are performing. It also helps with evaluating demand for services which influences decision-making relating to matters such as appropriate staffing levels and recruiting needs. In addition, it influences decision-making processes relating to our marketing, sales and advertising strategies and helps us with evaluating the effectiveness of those strategies. Further, with respect to recall patient count, it allows us to evaluate the ability of affiliated dentists to encourage patients to complete their diagnosed dental treatment plans.

Dentist Day Count. A dentist day is calculated as the time between a dentist’s or specialist’s first and last appointment on a given day divided by eight hours. A day may be fractionally reduced to the extent a dentist’s or specialist’s schedule of appointments spans less than eight hours. Measuring the year-over-year and quarter-over-quarter change in dentist day count allows us to evaluate the productivity and efficiency of affiliated dental offices and affiliated dentists. It also helps us with evaluating the production capacity of affiliated dental offices which influences decision-making relating to matters such as appropriate staffing levels and recruiting needs.

Revenue per Dentist Day. Revenue per dentist day is equal to net dental services revenues less net revenues produced by hygienists divided by the dentist day count for the period measured. Measuring the year-over-year and quarter-over-quarter change in revenue per dentist day allows us to evaluate the productivity levels of the dental offices and affiliated dentists which influence decision-making around matters such as appropriate levels of training, development, staffing, recruiting, advertising and facility expansion opportunities.

Profitability Related Financial Measures

Adjusted EBITDA. We define Adjusted EBITDA as net (loss) income attributable to Smile Brands Group Inc. plus provision (benefit) for income taxes, interest expense–net, interest rate swap expense (income)–net, depreciation and amortization, reorganization costs, goodwill and trademark impairment, write off of financing fees, loss on asset dispositions, stock-based compensation expense and equity sponsor expenses. We believe the exclusion of certain non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We use Adjusted EBITDA as a measurement tool for purposes of business decision-making, including developing budgets, managing expenditures, and evaluating potential acquisitions or divestitures.

Dental Services Profit Margin. Dental services profit margin is equal to the amount obtained by dividing total revenues minus dental services expenses by total revenues. Measuring the year-over-year change in dental services profit margin allows us to evaluate how affiliated dental offices are performing. It also influences our decision-making process related to cost management strategies and helps us with evaluating the effectiveness of those strategies.

Field Support Expenses as a Percentage of Total Revenues. Field support expenses as a percentage of total revenues is equal to the amount obtained by dividing field support expenses by total revenues. Measuring the year-over-year change in field support expenses as a percentage of revenues allows us to evaluate the efficiency of our field support functions. It also influences our decision-making process around cost management strategies and helps us with evaluating the effectiveness of those strategies.

General and Administrative Expenses as a Percentage of Total Revenues. General and administrative expenses as a percentage of total revenues is equal to the amount obtained by dividing general and administrative expenses by total revenues. Measuring the year-over-year change in general and administrative expenses as a percentage of revenues allows us to evaluate the efficiency of our corporate support functions. It also influences our decision-making process related to cost management strategies and helps us with evaluating the effectiveness of those strategies.

Critical Accounting Policies and Estimates

This discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. To prepare our financial statements in conformity with GAAP, we must make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses in the reporting period. Our actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 2 to each of our consolidated financial statements included elsewhere in the prospectus. We describe below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date on the front cover of the prospectus.

Basis of Consolidation. We prepare our consolidated financial statements in accordance with Accounting Standards Codification Topic 810-10, or ASC 810, which provides for consolidation of variable interest entities of which we are the primary beneficiary. We have concluded that the PCs meet the definition of variable interest entities as defined by this standard and that we are the primary beneficiary of these variable interest entities as defined therein. We concluded that the PCs meet the definition of variable interest entities because we determined that the equity investment at risk by each PC owner, which has not been more than $1,000, is not sufficient on a quantitative or qualitative basis to support each PC’s activities without additional financial support from us, which is provided through (i) our deferral of service fees due to us from the PCs when the PCs lack sufficient cash flow to pay the service fees in full and (ii) our capital investments in facilities and dental equipment used by the PCs in the operation of their dental practices. We determined that we are the primary beneficiary, as defined in ASC 810-10-38, of the PCs because (i) we absorb the majority of expected losses of the PCs through our deferral of the PCs’ service fees and the fact that we have, since our inception, had to continuously defer service fees for all PCs, (ii) no other party provides financial support to the PCs and (iii) we have the power to direct the activities of the PCs that most significantly impact the PCs’ economic performance, such as determining where and when to build out and equip de novo offices, which is the most significant capital expenditure decision, and advising on how to effectively advertise and determining the amount to expend on such advertising. Accordingly, the assets and liabilities and results of operations of the affiliated dental groups operating under the business support services agreements are included in our consolidated financial statements and all transactions between the affiliated dental groups and us, such as the service fees we charge, have been eliminated.

Revenue Recognition. Dental services revenue is generally recognized as services are provided and reported at estimated net realizable amounts due from patients, third party payors and others for services rendered. Through our billing system, we record and report net dental service revenue for each patient at rates that reflect the amount expected to be collected, based on unique fee schedules for each insurance plan which include pre-determined contractual rates with the insurance providers and co-payments and deductibles to be received from patients. The process of estimating the ultimate amount of revenue to be collected is subjective and requires the application of judgment based on many factors, including contractual reimbursement rates, the determination of covered and uncovered benefits under the insurance plans and other relevant information. As a result of the inherent complexity of these calculations, our actual revenues, net income, and accounts receivable could vary from the amounts reported.

Orthodontic revenues, which are included in net dental services revenues, are recognized on the proportional performance method based on the ratio of costs incurred to the total estimated costs over the life of an orthodontic contract. Recognition of orthodontic revenues is dependent on a number of factors, including the accuracy of a variety of estimates involving progress of the orthodontic procedure and total costs for the treatment.

ConsumerHealth and our affiliated dental groups have agreements with various dental maintenance organizations, or DMOs, to provide dental services to subscribing participants. Under these agreements, monthly capitation payments are received based on the number of DMO enrollees assigned to ConsumerHealth and our affiliated dental groups. ConsumerHealth and our affiliated dental groups are then responsible for providing the necessary dental services and collecting any appropriate co-payment from the enrollees. Capitation revenues are recognized in the month that ConsumerHealth and our affiliated dental groups are obligated to provide dental services.

Accounts Receivable and Allowances for Doubtful Accounts. Accounts receivable include amounts due from patients and third party payors, including indemnity and preferred provider organizations, capitated plans, and government plans. Most accounts, other than for orthodontic treatments, are due as services are provided. However, we extend credit for terms up to 24 months to some patients in the normal course of business. Estimated co-payments are generally collected at the time of service based on the insurance plan fee schedule, deductible provisions and list of covered benefits for each plan. If the proper amount of co-payment is not fully collected at the time of service, the patient will be billed for the difference and an account receivable from the patient will be established on such date of service.

We provide an allowance for doubtful accounts against the accounts receivable and report those receivables on the balance sheet at their estimated net realizable value. The allowance for doubtful accounts provides for those accounts for which payment is not expected to be received and is determined based upon management’s periodic analyses and evaluation of accounts receivable, which considers historical realization data, receivable aging trends, collection trends, other operating trends, and relevant business conditions. Following this methodology, reserves for doubtful accounts are established based on the number of months receivables are past their due date. The reserve percentages established against the receivables increase with each month that receivables age past their due date. The reserve percentages ultimately reach the full amount of the receivable once receivables are 12 months past their due date, except for certain orthodontic receivables, which become fully reserved once they are 18 months past their date of service. Determination of the allowance requires management to make certain estimates and assumptions that affect the reported amount of the allowance. Actual results could differ from those estimates.

Collection efforts on accounts receivable differ by the type of receivable being collected. We dedicate different teams to collecting insurance receivables versus patient receivables. Insurance collections depend more heavily on supplying all required documentation and ensuring that all questions are answered regarding a patient’s eligibility, the type of service rendered, and other questions the insurance company may raise. Differences between amounts billed and amounts collected from insurance companies generally stem from issues related to fee schedules, covered benefits, and the patient’s eligibility. In the event an insurance company denies payment of a claim and such denial is determined to be valid or we are unsuccessful at resolving the denial, such amounts are billed to the patient for settlement and are due immediately. Collection from patients requires a more personal effort, including follow-up by phone and a series of collection letters that are automatically generated by our systems.

It is our policy to write off receivables once all reasonable collection efforts have been exhausted. As a result of this policy, a significant amount of management’s judgment is required and the age of the receivables written off will vary. However, because of our experience and expertise with collecting on delinquent accounts, receivables are typically not written off prior to 12 months past their due date and may remain on the aging schedule for several months beyond this threshold if management has reason to believe a past due balance has potential to be collected. For example, at March 31, 2010, we carried $6.8 million of patient receivables that had aged more than 360 days beyond their date of billing. While receivables may remain on the aging schedule beyond 12 months past their due date, substantially all receivables, other than those for certain orthodontic services, are fully reserved for regardless of amount once they reach 12 months past their due date.

The following tables summarize our accounts receivable agings as of March 31, 2010, December 31, 2009 and December 31, 2008. We age our accounts receivable differently depending on payor billing arrangements and, in the case of orthodontic receivables, the configuration of the billing system on which the receivables are billed and collected:

•

Receivables due from third party payors are aged by date of service because we generally bill third-party payors within three to five business days of delivering the service to the patient. Receivables due from third-party payors include amounts pending approval by third party payors.

•

Receivables due from patients are aged by date of billing because we bill patients at different times. Some amounts are billed to patients at the time of service but other amounts may be billed after the claim has been submitted to a third party payor, which could be significantly later than the date of service.

•

Certain receivables for orthodontic services are aged by date of service and other receivables for orthodontic services are aged by date of billing. We use two separate billing systems for orthodontic services that track accounts receivable aging differently: one system ages receivables by date of billing and the other ages receivables by date of service.

•

For patients to whom we have extended credit, for terms that can be up to 24 months, we age those receivables by days the receivable is past due. The receivables included within this category are aged based on the number of days by which a given account’s oldest delinquent amount due is beyond its scheduled payment date. Each account’s entire outstanding balance is included in the age range associated with the date of its oldest scheduled payment outstanding as of the date of the aging report.

	Days Aged as of March 31, 2010
Aging Type / Receivable Type	0-90	91-180	181-270	271-360	360+	Total
	(in thousands)
Aged by date of service:
Third-party payors	$17,278	$3,349	$1,572	$871	$1,738	$24,808
Orthodontics (third-party & patient)	2,671	1,727	1,216	709	1,705	8,028
Allowance for doubtful accounts	(1,106)	(1,031)	(1,066)	(975)	(3,218)	(7,396)

Total aged by date of service, net	$18,843	$4,045	$1,722	$605	$225	25,440

Aged by date of billing:
Patient self-pay	$6,425	$3,269	$2,397	$1,773	$6,800	20,664
Orthodontics (third-party & patient)	1,870	589	349	243	1,549	4,600
Allowance for doubtful accounts	(1,266)	(1,364)	(1,519)	(1,586)	(8,295)	(14,030)

Total aged by date of billing, net	$7,029	$2,494	$1,227	$430	$54	11,234

Aged by days past due:
Patient financed	$7,126	$772	$827	$318	$138	9,181
Allowance for doubtful accounts	(669)	(677)	(820)	(318)	(138)	(2,622)

Total aged by day past due, net	$6,457	$95	$7	$—	$—	6,559

Subtotal						43,233
Less: Unposted cash(1)						(426)
Less: Amounts reclassified to long term assets(2)						(516)
Plus: Unbilled orthodontic revenue, net(3)						3,316
Plus: Other receivables, net						158

Total accounts receivable, net						$45,765

	Days Aged as of December 31, 2009
Aging Type / Receivable Type	0-90	91-180	181-270	271-360	360+	Total
	(in thousands)
Aged by date of service:
Third-party payors	$16,863	$3,108	$1,444	$810	$1,603	$23,828
Orthodontics (third-party & patient)	2,544	1,954	1,282	825	1,881	8,486
Allowance for doubtful accounts	(1,108)	(1,101)	(1,037)	(979)	(3,252)	(7,477)

Total aged by date of service, net	$18,299	$3,961	$1,689	$656	$232	24,837

Aged by date of billing:
Patient self-pay	$6,791	$3,726	$2,576	$1,803	$7,240	22,136
Orthodontics (third-party & patient)	2,012	683	389	265	1,495	4,844
Allowance for doubtful accounts	(1,398)	(1,607)	(1,660)	(1,643)	(8,690)	(14,998)

Total aged by date of billing, net	$7,405	$2,802	$1,305	$425	$45	11,982

Aged by days past due:
Patient financed	$6,498	$941	$803	$294	$110	8,646
Allowance for doubtful accounts	(776)	(814)	(799)	(294)	(110)	(2,793)

Total aged by day past due, net	$5,722	$127	$4	$—	$—	5,853

Subtotal						42,672
Less: Unposted cash(1)						(496)
Less: Amounts reclassified to long term assets(2)						(495)
Plus: Unbilled orthodontic revenue, net(3)						3,319
Plus: Other receivables, net						166

Total accounts receivable, net						$45,166

	Days Aged as of December 31, 2008
Aging Type / Receivable Type	0-90	91-180	181-270	271-360	360+	Total
	(in thousands)
Aged by date of service:
Third-party payors	$15,485	$2,814	$1,236	$836	$2,547	$22,918
Orthodontics (third-party & patient)	2,496	1,845	1,363	855	2,020	8,579
Allowance for doubtful accounts	(1,312)	(1,160)	(1,063)	(1,055)	(4,333)	(8,923)

Total aged by date of service, net	$16,669	$3,499	$1,536	$636	$234	22,574

Aged by date of billing:
Patient self-pay	$7,276	$3,909	$3,349	$2,471	$13,751	30,756
Orthodontics (third-party & patient)	1,889	718	433	308	2,718	6,066
Allowance for doubtful accounts	(1,651)	(1,798)	(2,153)	(2,091)	(16,235)	(23,928)

Total aged by date of billing, net	$7,514	$2,829	$1,629	$688	$234	12,894

Aged by days past due:

Patient financed	$2,682	$341	$186	$68	$26	3,303
Allowance for doubtful accounts	(281)	(201)	(181)	(68)	(26)	(757)

Total aged by day past due, net	$2,401	$140	$5	$—	$—	2,546

Subtotal						38,014
Less: Unposted cash(1)						(171)
Plus: Unbilled orthodontic revenue, net(3)						3,193
Plus: Other receivables, net						173

Total accounts receivable, net						$41,209

(1)	Unposted cash represents cash receipts that have been deposited into the bank accounts of the affiliated dental groups but have not been posted to the aged accounts in our billing system.
(2)	Amounts reclassified to long-term assets represent those portions of financed accounts receivable balances that have scheduled payment dates that extend more than 12 months beyond the end of the financial reporting period.
(3)	Unbilled orthodontic revenue represents the net revenue for orthodontic services that have been provided to patients but for which a bill has not yet been processed by us.

Our net accounts receivable increased by $0.6 million from December 31, 2009 to March 31, 2010, primarily as a result of an increase in net dental services revenues that were earned toward the end of the first quarter of 2010, as compared to revenue earned toward the end of the last quarter of 2009. As a result of increased revenues at the end of the first quarter of 2010, we did not have the opportunity to bill and collect on all of the new receivables generated prior to the end of the quarter. Our net accounts receivable also increased due to the continued expansion of our internal financing program. Our net accounts receivable increased by $4.0 million from December 31, 2008 to December 31, 2009 primarily as a result of expanding our internal financing program across more of our markets and our addition of 12 new dental locations. Our consolidated net days’ sales outstanding, excluding the impact of unbilled orthodontic receivables, was 33, 36 and 34 days at December 31, 2008 and 2009 and March 31, 2010, respectively. The change in days’ sales outstanding from December 31, 2009 to March 31, 2010 was due primarily to the increase in average daily sales, due to increased net dental services revenues earned toward the end of the first quarter of 2010. The change in days’ sales outstanding from 2008 to 2009 was due primarily to the expansion of our internal financing program, which extended the collection cycle on a greater percentage of our accounts receivable.

Concentration of credit risk with respect to accounts receivable is limited due to the large number of payors.

Goodwill and Intangible Assets. Goodwill and intangible assets represent the excess of purchase price over the fair value of net tangible assets acquired in business combinations accounted for under the purchase method of accounting. Intangible assets with indefinite useful lives include our acquired trademarked brand names, which are not subject to amortization. Intangible assets with definite lives include amounts assigned to our business support services agreements and non-compete agreements with certain administrative employees. Such intangible assets are amortized on a straight-line basis over the term of their estimated useful lives. Our business support services agreements are amortized between two and ten years, depending upon the nature of the agreement. Non-compete agreements are amortized over the terms of the related agreements, which range from one to four years. Intangible assets with definite lives are removed from the gross asset and accumulated amortization amounts in the reporting period in which the asset becomes fully amortized.

In accordance with Accounting Standards Codification Topic 350-20, Goodwill and Other Intangible Assets, or ASC 350, we test goodwill and intangible assets with indefinite lives for impairment annually or more frequently if circumstances indicate that impairment may have occurred. The impairment tests are conducted at the reporting unit level, as determined in accordance with ASC 350. As required by ASC 350, we evaluate the recoverability of goodwill based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, then the second step of the impairment test is performed to measure the amount of the impairment loss. The fair value of each reporting unit is determined using a combination of discounted cash flows and market approaches. We test for impairment on an annual basis at December 31.

Stock-Based Compensation Plans. We have stock-based incentive plans that allow us to grant incentive stock options, nonqualified stock options, stock appreciation rights, and stock awards to our employees and certain nonemployees. We account for our stock-based compensation plans in accordance with the provisions of Accounting Standards Codification Topic 718, Compensation-Stock Compensation, or ASC 718. ASC 718 established the accounting for equity instruments exchanged for employee services. Under ASC 718, share-based compensation cost is measured at the grant date based on the calculated fair value of the award and this cost is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the award. We determine the grant-date fair value of employee stock options using the Black-Scholes option-pricing model and recognize within general and administrative expenses the related compensation expense on a straight line basis over the requisite service period of the award.

There are two significant elements in the Black-Scholes option pricing model: expected volatility and expected term. We use an independent valuation advisor to assist us in projecting expected stock price volatility. We also consider both the historical volatility of our peer group’s stock price as well as implied volatilities from exchange-traded options on our peer group’s stock. Our expected term represents the period that our stock options are expected to be outstanding and is determined using the simplified method described in ASC 718-10-30. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Variable Compensation Accruals. We estimate variable compensation accruals related to annual compensation plans quarterly based upon the annual amounts expected to be earned and paid resulting from the achievement of certain financial and operating goals. Our estimates, which include compensation incentives for bonuses and other awards, are updated periodically based on changes in our financial and operating performance that could ultimately impact the amount of the actual final awards. Actual results reflected in our quarterly financial statements may vary due to the subjectivity involved in anticipating fulfillment of specific financial and operating goals, as well as the final determination and approval of amounts by our executive management.

Income Taxes. We account for income taxes under the provisions of Accounting Standards Codification Topic 740-10, Accounting for Income Taxes, or ASC 740. Under this method, we estimate our income tax provision to recognize our tax expense for the current period, and deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In accordance with FASB Interpretation No. 48, Accounting for Income Tax Uncertainties, which has been incorporated into ASC 740 and was retroactively adopted effective January 1, 2007, we assess our tax positions on a more-likely-than-not standard to determine the actual amount of benefit or expense to recognize in the financial statements. Deferred tax assets are assessed based upon the likelihood or recoverability from future taxable income and, to the extent that recovery is not likely, a valuation allowance is established. The allowance is regularly reviewed and updated for changes in circumstances that would cause a change in judgment about the ability to realize the related deferred tax assets. These calculations and assessments involve complex estimates and judgments because the ultimate tax outcomes can be uncertain and future events unpredictable.

Results of Operations

The following table sets forth, for the periods indicated, our consolidated statements of operations and certain other information, each expressed as a percentage of total revenues. Amounts may not add to the totals due to rounding.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Dental services	77.6	77.0	74.2	74.0	73.2
Field support	6.9	6.9	7.0	6.5	6.8
General and administrative	6.6	6.7	6.7	6.4	6.6
Depreciation and amortization	2.9	2.9	3.0	2.9	2.9
Loss on asset dispositions	0.2	0.1	0.1	—	0.1
Goodwill and trademark impairment	1.7	5.3	—	—	—

Total operating costs and expenses	96.0	98.8	91.0	89.8	89.6
Income from operations	4.0	1.2	9.0	10.2	10.4
Other expense (income):
Interest expense—net	5.0	4.1	3.2	3.3	2.3
Interest rate swap expense—net	0.2	0.5	0.1	0.2	0.1
Write off of financing fees	—	—	—	—	2.3

Total other expense (income)	5.2	4.6	3.3	3.5	4.7

Income (loss) before provision for income taxes	(1.2)	(3.4)	5.7	6.7	5.7
Provision (benefit) for income taxes	0.7	(0.7)	(4.4)	1.5	2.3

Net (loss) income	(1.9)	(2.6)	10.1	5.2	3.5
Less: Net income attributable to non-controlling interest	0.1	0.0	0.1	0.1	0.0

Net (loss) income attributable to Smile Brands Group Inc.	(2.0)%	(2.7)%	10.0%	5.1%	3.4%

Adjusted EBITDA	9.3%	9.9%	12.4%	13.4%	13.8%

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Revenues

Total revenues for the three months ended March 31, 2010 increased $1.9 million, or 1.6%, to $118.1 million from $116.2 million for the three months ended March 31, 2009. This increase in revenues was primarily attributable to $2.4 million in revenues from the addition of nine de novo offices since March 31, 2009 partially offset by a 0.9% decline in our comparable office revenues during the three months ended March 31, 2010. Additionally, the increase in revenues was offset by a $0.6 million reduction in revenues attributed to the closure or combination of four offices between January 1, 2009 and March 31, 2010.

The comparable office revenues decline was largely caused by unusually adverse weather conditions in some of our markets that resulted in numerous temporary office closures and patient scheduling disruptions during the three months ended March 31, 2010.

Operating Costs and Expenses

Our total operating costs and expenses for the three months ended March 31, 2010 increased $1.5 million, or 1.4%, to $105.8 million from $104.3 million for the three months ended March 31, 2009. The increase in our operating costs and expenses resulted primarily from a $0.5 million increase in dental services expenses, a $0.4 million increase in field support expenses and additional increases in general and administrative expenses. As a percentage of revenues, our operating expenses decreased to 89.6% in the three months ended March 31, 2010 from 89.8% in the three months ended March 31, 2009. This, in turn, resulted in our income from operations as a percentage of revenue improving 20 basis points to 10.4% for the three months ended March 31, 2010 from 10.2% for the three months ended March 31, 2009.

Dental services. Dental services expenses for the three months ended March 31, 2010 increased $0.5 million, or 0.6%, to $86.4 million from $85.9 million for the three months ended March 31, 2009. The increase in dental services expenses was primarily attributable to a $2.6 million increase in expense from offices opened after January 1, 2009. This increase was offset by a $1.6 million reduction in expenses attributable to offices opened prior to January 1, 2009 and a $0.5 million reduction in expenses primarily from the closure or combination of four offices after January 1, 2009. As a percentage of revenues, our dental services expenses decreased to 73.2% for the three months ended March 31, 2010 from 74.0% for the three months ended March 31, 2009. This in turn resulted in our dental services profit margin improving 80 basis points to 26.8% for the three months ended March 31, 2010 from 26.0% for the three months ended March 31, 2009. The improvement in our dental services profit margin resulted primarily from a 90 basis point improvement in the provision for doubtful accounts as a percentage of revenues over the prior year period, as well as improvements as a percentage of revenues in lab fees and other dental operating costs.

Field support. Field support expenses for the three months ended March 31, 2010 increased $0.4 million, or 5.8%, to $8.0 million from $7.6 million for the three months ended March 31, 2009. The increase resulted primarily from a $0.4 million increase in advertising expenses, which was primarily a result of starting various annual advertising campaigns earlier in 2010 as compared to the timing of those campaigns in 2009. As a percentage of revenues, field support expenses increased to 6.8% for the three months ended March 31, 2010 as compared to 6.5% for the three months ended March 31, 2009.

General and administrative. General and administrative expenses for the three months ended March 31, 2010 increased $0.3 million, or 4.0%, to $7.7 million from $7.5 million for the three months ended March 31, 2009. This increase resulted largely from a $0.4 million increase in telecommunication costs and a $0.1 million increase in other general and administrative costs offset primarily by a $0.2 million reduction in labor costs. The increase in telecommunication costs resulted from the 2009 implementation of our new telecommunications platform, which drove a shift of telecommunication costs out of dental service expenses and into our corporate expenses which are included in our general and administrative expenses. Our overall consolidated telecommunication costs were reduced $0.1 million for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. Due to the increase in general and administrative expenses, these expenses as a percentage of revenue increased 20 basis points to 6.6% for the three months ended March 31, 2010 compared to 6.4% for the three months ended March 31, 2009.

Depreciation and amortization. Depreciation and amortization expense for the three months ended March 31, 2010 increased $0.1 million, or 3.3%, to $3.4 million from $3.3 million for the three months ended March 31, 2009. This increase resulted primarily from a $0.2 million increase in depreciation associated with stores opened after January 1, 2009.

Other Expense (Income)

Write off of financing fees. Write off of financing fees for the three months ended March 31, 2010 was $2.7 million as compared to none for the three months ended March 31, 2009. This one time expense was incurred in February 2010 as a result of the refinancing of our first and second lien credit facilities, which required us to write off the remaining unamortized financing fees associated with our prior credit facilities.

Interest expense, net. Interest expense, net, for the three months ended March 31, 2010 decreased $1.1 million, or 28.5% to $2.8 million from $3.9 million for the three months ended March 31, 2009. This decrease was primarily the result of reductions in outstanding debt over the course of 2009 and the three months ended March 31, 2010. For the three months ended March 31, 2010, our average debt outstanding was $141.9 million, a reduction of $24.6 million from the average debt outstanding of $166.5 million for the three months ended March 31, 2009. Our interest expense also decreased because of reductions in the interest rates on our variable rate debt for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009.

Interest rate swap expense, net. Interest rate swap expense, net, for the three months ended March 31, 2010 decreased $0.1 million or 55.8% to $0.1 million from $0.2 million for the three months ended March 31, 2009. The expense in both the three months ended March 31, 2009 and March 31, 2010 stems from changes in the mark-to-market valuations of our London Interbank Offered Rate, or LIBOR, interest rate swap and collar instruments. LIBOR interest rates declined significantly during 2009, which affected the spread between market LIBOR interest rates and the fixed LIBOR rates of our interest rate swap and collar instruments. While LIBOR interest rates continued to decline during the three months ended March 31, 2010, they did so at a lesser rate than during the three months ended March 31, 2009. Thus the related expense in the three months ended March 31, 2010 was less than the expense in the three months ended March 31, 2009. See “—Liquidity and Capital Resources—Outstanding indebtedness—Interest Rate Swap Agreements.”

Income Taxes

Provision (benefit) for income taxes. Income tax expense for the three months ended March 31, 2010 was $2.7 million compared to $1.7 million of income tax expense for the three months ended March 31, 2009. The $0.9 million increase in expense resulted primarily from the recording of our tax expense at a lower effective rate for the three months ended March 31, 2009 due to a partial reversal of a valuation allowance on deferred tax assets.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Total revenues for the year ended December 31, 2009 increased $11.5 million, or 2.6%, to $456.5 million from $445.0 million for the year ended December 31, 2008. This increase in revenues was primarily attributable to $5.2 million in revenues from the addition of 12 de novo offices during 2009 and a 1.3% increase in comparable office revenues during 2009. This increase in revenues was offset by a $3.7 million reduction in revenues attributed to the closure, combination or sale of 10 offices between January 1, 2008 and December 31, 2009.

The increase in comparable office revenue was primarily driven by a 8.9% increase in comparable office recall patients, which helped drive a 7.3% increase in comparable office revenue generated by hygienists. In addition, dentist productivity improved as revenue per dentist day increased 7.1% during 2009 as compared to 2008.

Operating Costs and Expenses

Our total operating costs and expenses for the year ended December 31, 2009 decreased $24.2 million, or 5.5%, to $415.5 million from $439.6 million for the year ended December 31, 2008. As a percentage of revenues, our operating expenses decreased to 91.0% in 2009 from 98.8% in 2008. This, in turn, resulted in our income from operations as a percentage of revenue improving 780 basis points to 9.0% for the year ended December 31, 2009 from 1.2% for the year ended December 31, 2008. The decrease in our operating costs and expenses resulted primarily from a $23.4 million decrease in goodwill and trademark impairment charges and a $3.8 million decrease in dental services expenses, offset by increases in field support and general and administrative expenses.

Dental services. Dental services expenses for the year ended December 31, 2009 decreased $3.8 million, or 1.1%, to $338.7 million from $342.5 million for the year ended December 31, 2008. The decrease in dental services expenses was primarily attributable to an $8.3 million reduction in expenses attributable to offices opened prior to January 1, 2008 and a $3.2 million reduction in expenses primarily from the closure, combination or sale of 10 offices between January 1, 2008 and December 31, 2009. These decreases were offset by an increase in expenses of $7.7 million from offices that opened after January 1, 2008. As a percentage of revenues, our dental services expenses decreased to 74.2% for the year ended December 31, 2009 from 77.0% for the year ended December 31, 2008. This in turn resulted in our dental services profit margin improving 280 basis points to 25.8% for the year ended December 31, 2009 from 23.0% for the year ended December 31, 2008. The improvement in our dental services profit margin resulted primarily from a 170 basis point improvement in dental office labor costs as a percentage of revenues over the prior year period, as well as improvements as a percentage of revenues in the provision for doubtful accounts, lab fees, facilities costs, and other dental operating costs. Aside from improvements realized through operating leverage over fixed costs, we achieved many of our cost improvements as a result of numerous cost reduction and process improvement initiatives we implemented over the previous 12 to 24 months. Some of these initiatives included the implementation of various labor management tools, standardization of dental office administration tasks, transitioning of lab services to preferred labs, enhancements to our accounts receivable management system, improvements in our billing and collection processes within our centralized billing offices and on-going consolidation of our vendor base.

Field support. Field support expenses for the year ended December 31, 2009 increased $1.2 million, or 4.0%, to $31.9 million from $30.7 million for the year ended December 31, 2008. The increase resulted primarily from a $1.1 million increase in labor costs and a $0.4 million increase in advertising expenses. The increase in labor costs was principally the result of an increase in incentive compensation across our field operations, sales and marketing teams and an increase in headcount within our centralized billing offices. The increase in advertising expenses was primarily as a result of the opening of 12 de novo offices during the year ended December 31, 2009, which we typically support with dedicated advertising campaigns during their first few months of operation. As a percentage of revenues, field support expenses increased to 7.0% for the year ended December 31, 2009 as compared to 6.9% for the year ended December 31, 2008.

General and administrative. General and administrative expenses for the year ended December 31, 2009 increased $0.9 million, or 2.9%, to $30.7 million from $29.8 million for the year ended December 31, 2008. This increase resulted largely from a $2.6 million increase in labor costs offset by reductions of $0.4 million in consulting and legal costs, $0.4 million in integration related expenses, $0.1 million in stock based compensation expenses and $0.4 million in other general and administrative expenses. The increase in labor costs was principally the result of an increase in incentive compensation expense and a higher employee headcount. The reduction of other general and administrative expenses was primarily the result of several cost reduction initiatives we implemented over the previous 12 to 24 months. These initiatives included the integration and streamlining of our telecommunications network, optimization of our management information systems network and reductions in the usage of delivery and courier services. While general and administrative expenses increased over the prior year, as a percentage of revenues they remained flat at 6.7% compared to the year ended December 31, 2008.

Depreciation and amortization. Depreciation and amortization expense for the year ended December 31, 2009 increased $1.0 million, or 8.2%, to $13.9 million from $12.8 million for the year ended December 31, 2008. This increase resulted primarily from a $0.7 million increase in depreciation associated with stores opened after January 1, 2008 and investments we made in new computer and telecommunications equipment.

Goodwill and trademark impairment. We had no goodwill and trademark impairment expense for the year ended December 31, 2009, as compared to goodwill and trademark impairment expense of $23.4 million for the year ended December 31, 2008. The impairment charge in 2008 resulted primarily from changes in estimates used to determine the fair market value of our reporting units resulting from changes in general economic conditions.

Other Expense (Income)

Interest expense, net. Interest expense, net, for the year ended December 31, 2009 decreased $3.5 million, or 19.3% to $14.7 million from $18.2 million for the year ended December 31, 2008. This decrease was primarily the result of reductions in outstanding debt over the course of 2009 and 2008 along with reductions in the interest rates on our variable rate debt in 2009 as compared to 2008. For the year ended December 31, 2009, our average debt outstanding was $154.3 million, a reduction of $20.8 million from the average debt outstanding of $175.1 million for the year ended December 31, 2008.

Interest rate swap expense, net. Interest rate swap expense, net, for the year ended December 31, 2009 decreased $1.7 million or 74.4% to $0.6 million from $2.3 million for the year ended December 31, 2008. The expense in both 2008 and 2009 stems from changes in the mark-to-market valuations of our LIBOR interest rate swap and collar instruments. LIBOR interest rates declined significantly during 2008, which affected the spread between market LIBOR interest rates and the fixed LIBOR rates of our interest rate swap and collar instruments. While LIBOR interest rates continued to decline during 2009, they did so at a lesser rate than in 2008. Thus the related expense in 2009 was less than the expense in 2008.

Income Taxes

Provision (benefit) for income taxes. Income tax benefit for the year ended December 31, 2009 was $20.2 million compared to $3.3 million of income tax benefit for the year ended December 31, 2008. The $16.8 million reduction in expense resulted primarily from the reversal in 2009 of a valuation allowance we had recorded against certain of our deferred tax assets.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Total revenues for the year ended December 31, 2008 increased $17.9 million, or 4.2%, to $445.0 million from $427.2 million for the year ended December 31, 2007. This increase in revenues was primarily attributable to $1.6 million in revenues from the addition of five de novo offices during 2008 and a 3.2% increase in comparable office revenues during 2008. This increase in revenues was offset by a $3.9 million reduction in revenues attributed to the closure, combination or sale of 16 offices between January 1, 2007 and December 31, 2008.

The increase in comparable office revenues was driven by increases in specialty services, recall patient exams and hygiene services along with improvements in dentist productivity. We measure dentist productivity through revenue per dentist day, which increased 6.5% during 2008 as compared to 2007.

Operating Costs and Expenses

Our total operating costs and expenses for the year ended December 31, 2008 increased $29.7 million, or 7.2%, to $439.6 million from $409.9 million for the year ended December 31, 2007. As a percentage of revenues, our operating expenses increased to 98.8% in 2008 from 96.0% in 2007. This increase in our operating costs and expenses resulted primarily from the $16.3 million increase in goodwill and trademark impairment charges and $11.1 million increase in dental services expenses. Although dental services expenses increased in 2008, dental services profit margin improved 60 basis points year-over-year as dental services expenses grew at a slower rate than dental service revenues.

Dental services. Dental services expenses for the year ended December 31, 2008 increased $11.1 million, or 3.4%, to $342.5 million from $331.4 million for the year ended December 31, 2007. The increase in dental services expenses was primarily attributable to the $8.6 million increase in expenses from offices that opened after January 1, 2007 and a $5.8 million increase in expenses attributable to offices opened prior to January 1, 2007. The increase was offset by a $3.3 million reduction in expenses primarily from the closure, combination or sale of 16 offices between January 1, 2007 and December 31, 2008. As a percentage of revenues, dental services expenses decreased to 77.0% in 2008 from 77.6% in 2007. This in turn resulted in our dental services profit margin improving to 23.0% in 2008 from 22.4% in 2007. The improvement in our dental services profit margin resulted primarily from an 82 basis point improvement in lab fees as a percentage of revenues and improvements in the provision for doubtful accounts and other dental operating costs, which were offset by a 70 basis point decline in dental office labor costs as a percentage of revenues. Many of these cost improvements were achieved as a result of various cost reduction and process improvement initiatives we implemented over the course of 2008. Some of these initiatives included the transitioning of lab services to preferred labs, on-going consolidation of our vendor base, enhancements to our accounts receivable management system and improvements in our billing and collection processes within our centralized billing offices.

Field support. Field support expenses for the year ended December 31, 2008 increased $1.1 million, or 3.6%, to $30.7 million from $29.6 million for the year ended December 31, 2007. The increase resulted from a $0.6 million increase in advertising expenses and a $0.5 million increase in labor costs. The increase in advertising expenses primarily resulted from the expansion of marketing initiatives within many of our markets in 2008 and the increase in labor costs was primarily attributable to incentive compensation. The increase in labor costs was principally the result of increased headcount within our centralized billing offices and the increase in advertising expenses primarily resulted from the expansion of marketing initiatives within many of our markets in 2008. While field support expenses increased over the prior year, as a percentage of revenues they remained flat at 6.9% in 2008 as compared to 2007.

General and administrative. General and administrative expenses for the year ended December 31, 2008 increased $1.5 million, or 5.4%, to $29.8 million from $28.3 million for the year ended December 31, 2007. This increase resulted primarily from a $2.3 million increase in labor costs and a $0.3 million increase in recruiting costs, which were offset by reductions of $0.6 million in telecommunication costs and $0.4 million in facility costs. The increase in labor costs was principally the result of an increase in incentive compensation expense and a higher employee headcount. General and administrative expenses as a percentage of revenues remained relatively stable at 6.7% in 2008 compared to 6.6% in 2007.

Depreciation and amortization. Depreciation and amortization expense for the year ended December 31, 2008 increased $0.2 million, or 1.9% to $12.8 million from $12.6 million for the year ended December 31, 2007. This increase resulted primarily from a $1.2 million increase in depreciation associated with our purchases of property, plant and equipment of $18.3 million and $10.7 million for the years ended December 31, 2007 and December 31, 2008, respectively. The increase was offset by a $0.9 million decrease in amortization expense associated with our intangible assets with definite lives.

Goodwill and trademark impairment. Goodwill and trademark impairment expense for the year ended December 31, 2008 increased $16.3 million, or 229.6%, to $23.4 million from $7.1 million for the year ended December 31, 2007. The impairment charge in 2008 resulted primarily from changes in estimates used to determine the fair market value of our reporting units resulting from changes in general economic conditions. The impairment charge in 2007 resulted primarily from declining operating performance in certain reporting units.

Other Expense (Income)

Interest expense, net. Interest expense, net, for the year ended December 31, 2008 decreased $3.1 million, or 14.6%, to $18.2 million from $21.3 million for the year ended December 31, 2007. This decrease was primarily the result of reductions in outstanding debt over the course of 2008 and 2007 along with reductions in the interest rates on our variable rate debt in 2008 as compared to 2007. For the year ended December 31, 2008, our average debt outstanding was $175.1 million, a reduction of $9.9 million from the average debt outstanding of $184.9 million for the year ended December 31, 2007.

Interest rate swap expense, net. Interest rate swap expense, net, for the year ended December 31, 2008 increased $1.3 million, or 140.3% to $2.3 million from $1.0 million for the year ended December 31, 2007. This increase resulted primarily from mark-to-market valuation changes to our LIBOR, interest rate swap and collar instruments in 2008. The increase in mark-to-market valuations were due to significant reductions in LIBOR interest rates during 2008, which widened the spread between those rates and the fixed LIBOR rates of our interest rate swap and collar instruments.

Income Taxes

Provision (benefit) for income taxes. Income tax benefit for the year ended December 31, 2008 was $3.3 million compared to $3.1 million of income tax expense for the year ended December 31, 2007. The $6.4 million reduction in expense was primarily due to the tax benefit associated with our 2008 goodwill impairment charge.

Quarterly Results of Operations

The following table presents unaudited consolidated statement of operations data for each of the nine quarters for the period ended March 31, 2010. We believe that all necessary adjustments have been included to fairly present the quarterly information when read in conjunction with our annual financial statements and related notes included elsewhere in the prospectus.

We have historically experienced quarterly fluctuations in revenue and net income. Absent the impact and timing of the opening of de novo offices and any acquisitions, our total revenues have historically been higher in the first quarter and lower in the fourth quarter of the year due to fluctuations in patient volumes, which are impacted by the timing of holidays and the amount of third party payor benefits remaining for a patient during the year. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Three Months Ended
	2008				2009				2010
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31
	(in thousands)
Revenues:
Net dental services	$112,209	$111,605	$109,440	$106,161	$114,807	$113,818	$112,930	$109,103	$116,627
Other	1,364	1,373	1,367	1,505	1,380	1,451	1,615	1,420	1,450

Total revenues	113,573	112,978	110,807	107,666	116,187	115,269	114,545	110,523	118,077
Operating costs and expenses:
Dental services	86,279	86,969	85,966	83,285	85,928	84,994	84,541	83,224	86,415
Field support	7,314	8,154	8,339	6,864	7,595	8,683	8,420	7,210	8,032
General and administrative	7,551	7,466	7,423	7,344	7,459	7,513	7,780	7,909	7,749
Depreciation and amortization	3,153	3,196	3,219	3,262	3,304	3,360	3,753	3,460	3,414
Loss on asset dispositions	122	229	57	2	38	75	105	104	168
Goodwill and trademark impairment	—	—	—	23,429	—	—	—	—	—

Total operating costs and expenses	104,419	106,014	105,004	124,186	104,324	104,625	104,599	101,907	105,778
Income (Loss) from operations	9,154	6,964	5,803	(16,520)	11,863	10,644	9,946	8,616	12,299
Other expense (income):
Interest expense-net	4,906	4,760	4,120	4,402	3,862	3,817	3,590	3,407	2,762
Interest rate swap (income) expense-net	1,389	(1,018)	304	1,632	222	178	312	(122)	98
Write off of financing fees	—	—	—	—	—	—	—	—	2,675

Total other expense	6,295	3,742	4,424	6,034	4,084	3,995	3,902	3,285	5,535
Income (loss) before provision for income taxes	2,859	3,222	1,379	(22,554)	7,779	6,649	6,044	5,331	6,764
Provision (benefit) for income taxes	1,362	1,400	1,238	(7,322)	1,733	1,523	(24,583)	1,163	2,674

Net income (loss)	1,497	1,822	141	(15,232)	6,046	5,126	30,627	4,168	4,090
Less: Net income attributable to non-controlling interests	66	58	43	39	82	50	62	53	48

Net income (loss) attributable to Smile Brands Group Inc.	$1,431	$1,764	$98	$(15,271)	$5,964	$5,076	$30,565	$4,115	$4,042

Liquidity and Capital Resources

We finance our operations and growth through a combination of cash provided by operating activities and borrowings under our revolving loan facility. Cash and cash equivalents were $275,000, $700,000, $4.5 million and $8.4 million at December 31, 2007, 2008 and 2009 and March 31, 2010, respectively.

Cash flows from operating activities

Cash flows provided by operating activities were $14.2 million for the three months ended March 31, 2010 compared to $15.8 million for the three months ended March 31, 2009. The $1.6 million decrease in cash flows provided by operating activities was due primarily to a $2.0 million decrease in net income, a $2.6 million decrease for the change in operating assets and liabilities and a $1.0 million decrease for the change in bad debt expense which were offset in part by a $2.7 million increase associated with the non-cash write off of financing fees and a $1.0 million increase for the non-cash change in deferred income taxes. Cash flows provided by operating activities were $25.0 million, $30.0 million and $43.4 million for the years ended December 31, 2007, 2008 and 2009, respectively. The $13.4 million increase in cash flows provided by operating activities for the year 2009 compared to the same period in 2008 was due primarily to a $57.7 million increase in net income offset in part by a reduction for the $23.4 million non-cash change in goodwill and trademark impairment, the $17.2 million reduction for the non-cash change in deferred income taxes, and the $3.7 million decrease for the change in operating assets and liabilities. The $5.0 million increase in cash flows provided by operating activities for the year 2008 compared to the year 2007 was due primarily to the $16.3 million increase for the non-cash change in goodwill and trademark impairment offset in part by the $3.7 million increase in net loss, the $6.2 million reduction for the non-cash change in deferred income taxes and a $0.5 million decrease for the change in operating assets and liabilities.

Cash flows from investing activities

Our investing activities are primarily related to capital expenditures for de novo offices, replacing and adding capital improvements in existing facilities and technology related projects. Cash flows used in investing activities were $3.3 million for the three months ended March 31, 2010 compared to $3.4 million for the three months ended March 31, 2009. The $0.1 million decrease in investing activities was due primarily to a decrease in capital expenditures for de novo offices. Cash flows used in investing activities were $17.8 million, $10.4 million and $14.0 million for the years ended December 31, 2007, 2008 and 2009, respectively. The $3.6 million increase in cash flows used in investing activities for the year ended December 31, 2009 compared to the year ended December 31, 2008 was due primarily to the increase in capital expenditures for de novo offices as we increased the number of dental office openings in 2009. The decision to increase the number of dental office openings occurred after assessing the impact of the weakening U.S. economy on our business, especially de novo offices, and realizing our business, including de novo offices, performed well throughout the economic recession. The $7.4 million decrease in cash flows used in investing activities for the year ended December 31, 2008 compared to the year ended December 31, 2007 was due primarily to the $5.8 million reduction in spending on de novo offices from 2007 to 2008. We reduced the number of dental office openings in 2008 in reaction to our concerns over the weakening U.S. economy.

Cash flows from financing activities

Cash flows from financing activities primarily reflect our borrowings and repayments under our current and prior credit facilities. Cash flows used in financing activities were $7.0 million for the three months ended March 31, 2010 compared to $0.5 million for the same period in fiscal year 2009. The $6.5 million increase in cash used in financing activities was due primarily to $4.2 million of fees paid in connection with our February 2010 refinancing of our first lien and second lien credit facilities with a $144.0 million secured term loan facility and a $25.0 million secured revolving loan facility, and $1.6 million paid to settle in full our obligations due under our interest rate swap agreements. Cash flows used in financing activities were $7.9 million, $19.2 million and $25.6 million for the years ended December 31, 2007, 2008 and 2009, respectively. The $6.4 million increase in cash flows used in financing activities for the year ended December 31, 2009 compared to the year ended December 31, 2008 was due primarily to our payments of $24.8 million on our first lien credit facility for the year ended December 31, 2009 compared to payments of $18.2 million for the year ended December 31, 2008. The $11.3 million increase in cash flows used in financing activities for the year ended 2008 compared to 2007 was due primarily to our payments of $18.2 million on our first lien credit facility in 2008 compared to payments of $6.8 million in 2007.

Outstanding indebtedness

Our primary sources of liquidity are cash provided by operations and available borrowings under our revolving loan facility. The service fees we receive from PCs and their reimbursement to us of certain costs we incur on their behalf are our primary source of cash from operations. We do not, however, have direct recourse to the assets of affiliated dental groups, which consist primarily of cash and receivables from patients and third party payors. To the extent the affiliated dental groups do not generate sufficient revenues to pay a significant portion of our service fee, after paying for their expenses and reimbursing us for our costs, we may not have sufficient cash to meet our debt obligations.

Current Credit Facilities. On February 26, 2010, we refinanced our first lien and second lien credit facilities with a $144.0 million secured term loan facility and a $25.0 million secured revolving loan facility. Our new credit facilities mature on February 26, 2015.

Principal payments on the term loan facility are due and payable in quarterly installments beginning on June 30, 2010 and on the last business day of each calendar quarter thereafter through December 31, 2014. These quarterly installments are $2.5 million from June 30, 2010 to March 31, 2011, $3.0 million from June 30, 2011 to March 31, 2012, $3.5 million from June 29, 2012 to March 31, 2013, approximately $4.5 million from June 28, 2013 to March 31, 2014, and approximately $6.1 million from June 30, 2014 to December 31, 2014. On the maturity date, we must pay all outstanding principal remaining on the term loan facility, together with all accrued and unpaid interest thereon.

We may be required to make mandatory prepayments under the credit facilities in the event of certain asset sales, upon the issuance of certain debt or equity securities, including an initial public offering of our common stock, in the event of receipt of certain net insurance proceeds or net condemnation proceeds, or, depending on our total leverage ratio, in the event of excess cash flow (as defined in the credit agreement). As described in “Use of Proceeds,” we intend to repay approximately $23.7 million of the outstanding amounts under our term loan facility with proceeds from this offering.

Borrowings under our credit facilities bear interest based on either, at our option, the base rate for base rate loans or LIBOR for LIBOR loans, in each case plus the applicable margin stipulated in the credit agreement. The base rate is the higher of (i) Wells Fargo’s prime rate, (ii) the federal funds rate (as defined in the credit agreement) plus 1.50% and (iii) the one month LIBOR rate (as defined in the credit agreement) plus 1.50%. The applicable margin for loans under our credit facilities, which are based on our total leverage ratio, range from 1.250% to 2.750% per annum for base rate loans and 2.250% to 3.750% per annum for LIBOR loans.

Interest on base rate loans is payable quarterly in arrears and interest on LIBOR loans is payable either monthly or quarterly depending on the interest period selected by us. All amounts that are not paid when due under our credit facilities will accrue interest at the rate otherwise applicable plus 2.00% until such amounts are paid in full. Borrowings under the credit facilities bore interest at a weighted average rate of 4.16% per annum and ranged between 4.00% and 6.00%, in each case, including the applicable margin, at April 29, 2010.

We are required to pay a commitment fee for the unused portion of the revolving loan facility that is based on our total leverage ratio, ranging from 0.375% to 0.500% per annum, and is payable in arrears on the last business day of each quarter. There are no scheduled reductions of commitments under the revolving loan facility.

Our obligations under the credit facilities are secured by a first priority lien on substantially all of our tangible and intangible assets and the tangible and intangible assets of our wholly-owned subsidiaries, except for the assets of ConsumerHealth, including a first priority pledge of all capital stock of each of our wholly-owned subsidiaries, except for ConsumerHealth.

The credit facilities contain customary restrictive covenants that, among other things, limit our ability to incur and pay certain indebtedness; to create, incur, or assume certain liens and negative pledges; to sell, lease, convey, transfer or otherwise dispose of certain assets; to merge or consolidate with or into another; to liquidate or dissolve any of our subsidiaries; to make certain loans and investments; to make certain dividends and redemptions; to substantially change the nature of our business; to engage in certain transactions with affiliates; and to enter into or amend certain agreements. We are also required to comply with limitations on our capital expenditures and comply with certain financial ratios, including a leverage ratio and fixed charge coverage ratio. As of March 31, 2010, we were in compliance with all covenants under our credit facilities.

Prior Credit Facilities. Prior to the refinancing of our credit facilities in February 2010, we had outstanding first lien and second lien credit facilities. The first lien facility consisted of a revolving loan facility and a first lien term loan and our second lien credit facility consisted of a second lien term loan. As of December 31, 2009, we had $77.6 million outstanding under our first lien term loan, $62.5 million outstanding under our second lien term loan and no amounts outstanding under our first lien revolving loan facility. The maximum borrowing under the revolving loan facility was $20.0 million.

Our obligations under our first lien credit facility and second lien credit facility were secured by a first-priority lien and second-priority lien, respectively, on substantially all of our assets, except for the assets of ConsumerHealth, which was not party to the first and second lien credit facilities.

Borrowings under the credit facilities had interest rates per annum based on either, at our option, (i) the base rate or (ii) LIBOR, in each case, plus the applicable margin specified in the credit facility. The base rate was the higher of (a) the prime rate published in The Wall Street Journal or (b) the Federal Funds Rate plus 0.5%. Selection of LIBOR was subject to a minimum floor of 3.0% plus the applicable margin per annum. The applicable margin for our first lien credit facility changed based on our then current leverage ratio and ranged from 3.0% to 3.5% when base rates were selected and 4.25% to 4.75% when LIBOR was selected. The applicable margin for our second lien term loan was 7.0% when base rates were selected and 8.25% when LIBOR was selected. At December 31, 2009, our first lien term loan bore interest of 6.25% per annum, including the applicable margin, and our second lien term loan bore interest of 10.25% per annum, including the applicable margin.

The first and second lien credit facilities contained customary restrictive covenants that, among other things, limited our ability to incur indebtedness or repurchase equity, to make certain loans and investments, to sell, transfer, license, lease or dispose of certain assets, to merge or consolidate with or acquire other companies, to issue dividends without prior approval, to engage in certain transactions with affiliates and to substantially change the nature of our business. We were also required to comply with limitations on our capital expenditures and meet certain specified adjusted EBITDA levels (as defined in the credit facilities) and financial ratios, including a leverage ratio and a fixed charge coverage ratio. Adjusted EBITDA as presented in this prospectus differs from adjusted EBITDA as defined under our credit facilities. For purposes of our credit facilities, we added back (in addition to the adjustments shown in this prospectus) construction period rent expenses and board of directors’ fees to net (loss) income attributable to Smile Brands Group Inc. As of December 31, 2009, we were in compliance with all covenants under our first and second lien credit facilities.

Capital Leases. In October 2008, we entered into an agreement to lease certain equipment, with payments commencing in March 2009 and maturing in February 2014. The agreement includes provisions that allow us to prepay the obligation without penalty and the option to purchase the equipment for $1 once the lease obligation is paid in full.

Interest Rate Swap Agreements. In February 2010, we repaid our interest rate swap agreement and interest rate collar agreement. The interest rate swap agreement fixed LIBOR at 4.77% on $25.0 million of our variable rate debt under our first lien and second lien credit facilities. The interest rate collar agreement protected us from fluctuations in the LIBOR interest rate on $25.0 million of our variable rate debt under our first lien and second lien credit facilities. The interest rate collar agreement included an interest rate floor of 4.17% and ceiling of 5.5%. The interest rate swap and collar did not qualify as hedges for accounting purposes and accordingly all changes in their fair value were recorded in income. The agreement governing our new credit facilities requires that we enter into one or more interest rate swap agreements with financial institutions by June 26, 2010. If our initial public offering is completed prior to June 26, 2010, the interest rate swap agreements must provide coverage for at least 25% of the then existing aggregate principal amount of the term loan facility. If our initial public offering is not completed prior to June 26, 2010, the interest rate swap agreements must provide coverage for at least 50% of the then existing aggregate principal amount of the term loan facility until the consummation of our initial public offering, at which time, we can then provide coverage for at least 25% of the then existing aggregate principal amount of the term loan facility.

Expected Use of Cash Flows. We believe that our cash on hand, cash provided by operating activities and borrowings under our new revolving loan facility will be sufficient to permit us to fund our contractual obligations and operations for at least the next twelve months.

We have used, and expect to continue to use, a significant portion of our capital resources to open de novo offices. We expect future de novo offices will be funded from internally generated cash flows, amounts available under our revolving loan facility, and the proceeds of future equity or debt offerings or refinancings. Our ability to open de novo offices may be impaired if we are unable to obtain funding from these capital sources when needed and on terms acceptable to us. As a result, we may not be able to increase our revenues at the same rate as we have in recent years.

Contractual Obligations and Contingencies

We have certain cash obligations and other commitments, which will impact our short- and long-term liquidity. As of December 31, 2009, our contractual cash obligations were as follows (in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long term loans payable (including interest)	$167,193	$15,283	$35,743	$48,151	$68,016
Operating leases	109,870	23,159	39,651	25,552	21,508
Capital leases (including interest)	1,737	438	829	470	—

Total contractual cash obligations	$278,800	$38,880	$76,223	$74,173	$89,524

In the table above, long term loans payable reflects the principal amount outstanding under our prior first lien and second lien credit facilities of $140.0 million as of December 31, 2009, but reflects payments of the principal amount based on the amortization schedule under the new credit facilities. Interest on long term loans payable in the table above reflects the amount of interest that is expected to be paid under the new credit facilities that we entered into on February 25, 2010, except for the period from December 31, 2009 to February 25, 2010, which reflects the amount paid under our prior credit facilities of approximately $2.7 million during that period.

We lease all of our offices under operating leases. Some of these leases are with the owners of the professional corporations that control the affiliated dental group. Total rent expense, net of sublease income, was approximately $22.1 million, $22.9 million and $23.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Off Balance Sheet Arrangements

Other than operating leases, we do not have any off balance sheet arrangements. A summary of our operating lease obligations by fiscal year is included in “—Contractual Obligations and Contingencies.” Additional information regarding our operating leases is available in Note 7, Commitments and Contingencies, and Note 10, Commitments and Contingencies, to our consolidated financial statements for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively, included elsewhere in the prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents and changes in interest rates related to borrowings under our credit facilities. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments. We are not exposed to the impact of foreign currency or commodity price fluctuations.

As described under “—Liquidity and Capital Resources—Outstanding Indebtedness—Interest Rate Swap Agreements,” we no longer have interest rate swap agreements at March 31, 2010. We are exposed to changes in interest rates on our variable rate credit facilities that are not hedged with our interest rate swap agreements. A hypothetical 10% increase in the interest rates applicable to our credit facilities for the three months ended March 31, 2010, assuming we have no amount outstanding under our revolving credit facility and have not entered into any interest rate swap agreements, would have increased interest expense by approximately $0.6 million per year. Conversely, a hypothetical decrease in the interest rates applicable to our credit facilities for the three months ended March 31, 2010, assuming we have no amount outstanding under our revolving credit facility and have not entered into any interest rate swap agreements, would have decreased interest expense by approximately $0.6 million per year.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which has since been incorporated into Accounting Standards Codification Topic, or ASC 740. This pronouncement prescribes a recognition threshold and measurement criteria for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The guidance was effective for fiscal years beginning after December 15, 2008 for nonpublic enterprises. We retroactively adopted ASC 740 as of January 1, 2007 with immaterial impact on our consolidated financial position, results of operations, and cash flows. We accounted for uncertain tax positions through December 31, 2006 in accordance with ASC 450-10, Accounting for Contingencies.

In January 2009, we adopted ASC Topic 805-10 Business Combinations, or ASC 805. ASC 805 establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. ASC 805 significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under ASC 805, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. ASC 805 provides guidance regarding what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 is effective for fiscal years beginning after December 15, 2008, with early application prohibited. Adoption of ASC 805 had no impact on our pre-tax earnings. However, in 2005, in connection with the acquisition of Smile Brands, a valuation allowance of $20.9 million was placed on certain acquired deferred tax assets. This valuation allowance was reduced in 2009 in accordance with ASC 805. See Note 8 to our consolidated financial statements for the year ended December 31, 2009 contained elsewhere in this prospectus.

On January 1, 2009 we adopted ASC 810-10-65-1, Noncontrolling Interests in Consolidated Financial Statements, or ASC 810, which amends Accounting Research Bulletin No. 51 Consolidated Financial Statements. This standard requires noncontrolling interests to be treated as a separate component of equity, but apart from the controlling party’s equity, and not as a liability or other item outside of equity. This standard also specifies that consolidated net income attributable to the controlling and noncontrolling interests be clearly identified and presented on the face of the consolidated statement of operations, and that changes in the controlling party’s ownership interest while it retains a controlling financial interest should be accounted for as equity transactions. This standard also expands disclosures on the financial statements to include a reconciliation of the beginning and ending balances of the equity attributable to the controlling and non-controlling owners and a schedule showing the effects on the controlling party’s equity attributed to changes in the controlling party’s ownership interest in the subsidiary. This standard is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure must be retrospectively applied to comparative financial statements. Accordingly, we retroactively adopted ASC 810-10-65-1 as of January 1, 2006. The adoption of this standard has not had a material impact on our consolidated financial statements; however, it has changed the presentation of minority interests in our consolidated financial statements.

In March 2008, the FASB issued ASC Topic 815, Disclosure about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133, or ASC 815, which enhances the current guidance on disclosure requirements for derivative instruments and hedging activities. This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. Specifically, ASC 815 requires disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flow. This statement requires qualitative disclosure about the objectives and strategies for using derivatives in terms of the risks that the entity is intending to manage, quantitative disclosures about fair value amounts of gains and losses on derivative instruments in a tabular format, and disclosures about credit-risk-related contingent features in derivative agreements to provide information on potential effect on an entity’s liquidity from using derivatives. The derivative instruments will be distinguished between those used for risk management purposes and those used for other purposes. ASC 815 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application encouraged. We adopted ASC 815 effective January 1, 2009. As ASC 815 provides only disclosure requirements, the adoption of this standard has had no impact on our results of operations, cash flows or financial position.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which has since been incorporated into ASC Topic 855 (“ASC 855”). The objective of ASC 855 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are required to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. ASC 855 is effective for interim and annual period ending after June 15, 2009. We adopted ASC 855 during the period ended September 30, 2009.

In June 2009, the FASB issued FAS No. 167, Amendments to FASB Interpretation No. 46(R), which has since been incorporated into ASC Topic 810-10 (“ASC 810-10”). ASC 810-10 requires ongoing assessments using a primarily qualitative approach rather than the quantitative-based risks and rewards calculation in determining which entity has a controlling interest in a variable interest entity. In addition, an additional reconsideration assessment should be completed when an event causes a change in facts or circumstances. Lastly, ASC 810-10 requires additional disclosures about an entity’s involvement in variable interest entities. ASC 810-10 is effective for fiscal years beginning after November 15, 2009, and interim periods within that first annual reporting period. We adopted the standard effective January 1, 2010 and concluded that consolidation of our affiliated entities is required as described further under Basis of Consolidation in Note 2 of our consolidated financial statements for the three months ended March 31, 2010 contained elsewhere in the prospectus.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following information is a general discussion related to recently enacted U.S. legislation regarding withholding tax and should be read together with information under “Material U.S. Federal Tax Consequences For Non-U.S. Holders of Common Stock” included elsewhere in the prospectus. A link to the registration statement, which includes the full prospectus, is set forth at the end of this free writing prospectus.

New Legislation Regarding Withholding

Legislation was recently enacted into law that will materially change the requirements for obtaining an exemption from U.S. withholding tax and impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. In general, and depending on the specific facts and circumstances, the failure to comply with certain certification, information reporting and other specified requirements will result in a 30% withholding tax being imposed on “withholdable payments” to such institutions and entities, including payments of dividends and proceeds from the sale of our common stock. These rules will apply to payments made after December 31, 2012 with respect to our common stock. Prospective investors should consult their tax advisers regarding this legislation and the potential implications of this legislation on their investment in our common stock.

SMILE BRANDS GROUP INC. AND SUBSIDIARIES

Smile Brands Group Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share information) (unaudited)

	As of December 31, 2009	As of March 31, 2010
		Actual	Pro Forma(1)
ASSETS
Cash and cash equivalents	$4,482	$8,404	$8,404
Accounts receivable, net of allowance of $25,685 and $24,466 at December 31, 2009 and March 31, 2010, respectively	45,166	45,765	45,765
Deferred income taxes	14,451	14,601	14,601
Supplies inventory	5,728	5,761	5,761
Prepaid expenses	3,455	4,527	4,527
Other current assets	2,620	2,812	2,812

Total current assets	75,902	81,870	81,870
Property and equipment–net	55,446	54,303	54,303
Other assets	4,753	5,636	5,636
Intangible assets–net	48,507	48,483	48,483
Goodwill	226,087	226,087	226,087

Total assets	$410,695	$416,379	$416,379

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$8,726	$7,303	$7,303
Accrued compensation and related costs	27,275	29,110	29,110
Patient deposits	16,533	17,433	17,433
Other current liabilities	10,648	8,860	96,483
Current portion of long-term debt and capital lease obligations	7,838	5,338	5,338

Total current liabilities	71,020	68,044	155,667
Long-term debt and capital lease obligations–net of current portion	133,749	135,109	135,109
Deferred income taxes	15,441	17,962	17,962
Other liabilities	9,417	9,702	9,702

Total liabilities	229,627	230,817	318,440

Commitments and contingencies (Note 7)

Stockholders’ equity:
Preferred stock, $0.01 par value–authorized, 10,000,000 shares: Series A 11% cumulative preferred stock authorized, 600,000 shares; issued and outstanding, 511,039 shares at December 31, 2009 and March 31, 2010; liquidation preference value of $85,170 and $87,624 at December 31, 2009 and March 31, 2010, respectively	32,651	34,922	—
Common stock, $0.01 par value–authorized, 100,000,000 shares; issued and outstanding, 12,115,394 shares at December 31, 2009 and March 31, 2010	121	121	121
Additional paid-in capital	140,778	141,387	88,686
Retained earnings	7,040	8,629	8,629

Total stockholders’ equity attributable to Smile Brands Group Inc.	180,590	185,059	97,436
Noncontrolling interest	478	503	503

Total stockholders’ equity	181,068	185,562	97,939

Total liabilities and stockholders’ equity	$410,695	$416,379	$416,379

(1)	Reflects, on a pro forma basis, the reclassification of the liquidation value of preferred stock in the amount of $87.6 million from stockholders’ equity to other current liabilities for the redemption of all outstanding preferred stock based on the intended use of proceeds of this offering.

The accompanying notes are an integral part of these consolidated financial statements.

Smile Brands Group Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except share and per share information)

(unaudited)

	Three Months Ended March 31,
	2009	2010
Revenues:
Net dental services	$114,807	$116,627
Other	1,380	1,450

Total revenues	116,187	118,077
Operating costs and expenses:
Dental services	85,928	86,415
Field support	7,595	8,032
General and administrative	7,459	7,749
Depreciation and amortization	3,304	3,414
Loss on asset dispositions	38	168

Total operating costs and expenses	104,324	105,778

Income from operations	11,863	12,299

Other expense:
Interest expense-net	3,862	2,762
Interest rate swap expense–net	222	98
Write off of financing fees	—	2,675

Total other expense	4,084	5,535

Income before provision for income taxes	7,779	6,764
Provision for income taxes	1,733	2,674

Net income	6,046	4,090
Less: Net income attributable to non-controlling interests	82	48

Net income attributable to Smile Brands Group Inc.	5,964	4,042
Less: Preferred stock dividends accrued in-kind	2,041	2,271
Dividends accrued in-kind on outstanding vested preferred stock options	132	182

Net income attributable to common stockholders	$3,791	$1,589

Net income attributable to common stockholders per share:
Basic	$0.31	$0.13

Diluted	$0.31	$0.13

Weighted average common shares outstanding:
Basic	12,115,394	12,115,394

Diluted	12,352,868	12,641,821

The accompanying notes are an integral part of these consolidated financial statements.

Smile Brands Group Inc. and Subsidiaries

Consolidated Statement of Stockholders’ Equity

(In thousands, except share information)

(unaudited)

	Cumulative Series A Preferred Shares		Common Stock		Additional Paid-In Capital	Retained Earnings	Non- Controlling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance—December 31, 2009	511,039	$32,651	12,115,394	$121	$140,778	$7,040	$478	$181,068
Preferred stock dividends accrued in-kind	—	2,271	—	—	—	(2,271)	—	—
Dividends accrued in-kind on outstanding vested preferred stock options	—	—	—	—	182	(182)	—	—
Stock-based compensation expense	—	—	—	—	427	—	—	427
Net income	—	—	—	—	—	4,042	48	4,090
Distributions to non-controlling interests	—	—	—	—	—	—	(23)	(23)

Balance—March 31, 2010	511,039	$34,922	12,115,394	$121	$141,387	$8,629	$503	$185,562

The accompanying notes are an integral part of these consolidated financial statements.

Smile Brands Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

(unaudited)

	Three Months Ended March 31,
	2009	2010
Cash flows from operating activities:
Net income	$6,046	$4,090
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,304	3,414
Bad debt expense	3,200	2,193
Loss on asset dispositions	38	168
Amortization of capitalized financing costs	475	367
Stock-based compensation expense	365	427
Deferred income taxes	1,328	2,371
Write off of financing fees	—	2,675
Changes in operating assets and liabilities:
Accounts receivable	(5,576)	(2,792)
Supplies inventory	55	(33)
Prepaid expenses and other assets	763	(576)
Accounts payable and accrued expenses	308	(469)
Accrued compensation and related costs	3,831	1,835
Patient deposits	560	900
Other liabilities	1,067	(374)

Net cash provided by operating activities	15,764	14,196

Cash flows from investing activities:
Purchase of property and equipment	(3,365)	(3,309)

Cash flows from financing activities:
Borrowings on revolving loan facility	13,400	6,100
Payments on revolving loan facility	(13,400)	(6,100)
Borrowing on long-term debt	—	144,000
Payments on long-term debt and capital lease obligations	(358)	(145,141)
Payment of financing fees and capitalized financing costs	—	(4,194)
Distribution of cash to noncontrolling interests	(111)	(23)
Repayment of interest swap and collar agreement	—	(1,607)

Net cash used in financing activities	(469)	(6,965)

Net increase in cash and cash equivalents	11,930	3,922
Cash and cash equivalents—beginning of period	700	4,482

Cash and cash equivalents—end of period	$12,630	$8,404

(Continued)

Smile Brands Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

(unaudited)

	Three Months Ended March 31,
	2009	2010
Supplemental disclosures of cash flow activities:
Cash paid for income taxes	$44	$167
Cash paid for interest	1,300	2,914

Supplemental schedule of noncash investing and financing activities:
Accrued purchases of property and equipment	$517	$409
Preferred stock dividends accrued in-kind	2,041	2,271
Dividends accrued in-kind on outstanding vested preferred stock options	132	182
Other assets acquired through capital leases	260	—
Accrued financing costs	—	479

The accompanying notes are an integral part of these consolidated financial statements.

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

1. Description of Business

Smile Brands Group Inc. (“SBG”) conducts all of its operations through its wholly owned subsidiary, Smile Brands Inc. (formerly Bright Now! Dental, Inc.) and its subsidiaries (“Smile Brands”). SBG and Smile Brands (collectively, the “Company”) provide business support services, non-clinical personnel, facilities and equipment to affiliated dental groups (“Affiliated Entities”) under long-term business support services agreements (“BSSAs”) on an exclusive basis. Additionally, ConsumerHealth, Inc. (dba Newport Dental) (“ConsumerHealth”), a wholly owned subsidiary of Smile Brands, is licensed under the California Knox-Keene Health Care Services Plan Act as a dental plan and operates a network of staff model dental facilities within California.

The Company provides services under long-term BSSAs. Under the terms of the BSSAs, the Company generally provides equipment, facilities, and business support services to Affiliated Entities in exchange for a fee based on the number of operatories provided to an Affiliated Entity, plus reimbursement of certain costs incurred by the Company in connection with fulfilling its responsibilities under the BSSA. Each of these agreements is for an initial term of five to ten years with successive automatic one-year renewal terms, unless terminated at least six months before the end of the initial term or any renewal term. At March 31, 2010, the Company had BSSAs collectively representing 290 dental offices. Additionally, ConsumerHealth operated 14 dental offices.

As of March 31, 2010, the Company provides services to 304 dental offices located in Arizona, Arkansas, California, Colorado, Florida, Indiana, Maryland, New Jersey, New Mexico, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Utah, Virginia, and Washington.

SBG was incorporated in Delaware in March 2005 under the name Ivory Holdco, Inc.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Unaudited Interim Results—All amounts included in the consolidated financial statements as of and for the three months ended March 31, 2009 and 2010 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position at March 31, 2010 and the results of operations and cash flows for the three month periods ended March 31, 2009 and 2010. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three month periods are unaudited. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010 or for any future period.

Basis of Consolidation—The Company prepares its consolidated financial statements in accordance with ASC Topic 810-10, which provides for consolidation of variable interest entities of which the Company is the primary beneficiary. Management has concluded that the Affiliated Entities meet the definition of variable interest entities as defined within such standard and that the Company is the primary beneficiary of these variable interest entities as defined therein. Management concluded that the Affiliated Entities meet the definition of variable interest entities because it determined that the equity investment at risk by each owner of Affiliated Entities, which has not been more than $1,000, is not sufficient on a quantitative or qualitative basis to support each such Affiliated Entity’s activities without additional financial support from the Company, which is provided through (i) the Company’s deferral of service fees due to it from the Affiliated Entities when such Affiliated

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

Entities lack sufficient cash flow to pay the service fees in full and (ii) the Company’s capital investments in facilities and dental equipment used by the Affiliated Entities in the operation of their dental practices. Management determined that the Company is the primary beneficiary, as defined in ASC 810-10-38, of the Affiliated Entities because (i) the Company absorbs the majority of expected losses of the Affiliated Entities through its deferral of the Affiliated Entities’ service fees and the fact that the Company has, since its inception, had to continuously defer service fees for all Affiliated Entities, (ii) no other party provides financial support to the Affiliated Entities and (iii) the Company has the power to direct the activities of the Affiliated Entities that most significantly impact the Affiliated Entities’ economic performance, such as determining where and when to build out and equip de novo offices, which is the most significant capital expenditure decision, and advising on how to effectively advertise and determining the amount to expend on such advertising. Accordingly, the assets and liabilities and results of operations of the BSSAs are included in the consolidated financial statements of the Company and all intercompany transactions between the Affiliated Entities and the Company, such as the service fees the Company charges, have been eliminated.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results and outcomes may differ from management’s estimates and assumptions.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Credit Risk—The Company maintains the majority of its cash and cash equivalents in one large national banking institution. Such amounts are in excess of federally insured limits. This potentially subjects the Company to concentrations of credit risk related to its cash.

Derivatives—The Company utilizes derivative financial instruments to moderate its exposure to interest rate risk and does not use derivatives for any other purpose.

The Company accounts for its interest rate swap, interest rate collar and interest rate cap agreements (collectively, the “Interest Agreements”) in accordance with ASC Topic 815-10, Derivatives and Hedging (“ASC 815”). ASC 815 requires the fair value of all derivatives to be recorded on the balance sheet as either assets or liabilities, depending on the rights or obligations under the contract, with changes in fair value recognized in earnings on the statement of operations. Changes in the fair value of derivatives that qualify and are designated as fair value hedges are required to be recognized in earnings as offsets to the changes in fair values of the exposures being hedged. Changes in the fair value of cash flow hedges are recognized as other comprehensive income. The ineffective portion of the derivative financial instrument designated as a hedging instrument, if any, is recognized in operating income immediately. None of the Company’s Interest Agreements have been designated as hedges, and accordingly, the differences to be paid or received on the Interest Agreements are included in interest rate swap expense (income) as earned or incurred. The fair values of the Interest Agreements are recorded as assets or liabilities on the Company’s consolidated balance sheets. Changes to the fair values based upon market quotes are included in interest rate swap expense (income) as they occur.

Accounts Receivable—The Company’s accounts receivable include amounts due from patients and third-party payors, including indemnity and preferred provider organizations, capitated plans, and government plans. Most accounts, other than for orthodontic treatments, are due as services are provided. However, the Company extends credit for terms up to 24 months to certain patients in the normal course of business. Estimated co-payments are generally collected at the time of service based on the insurance plan fee schedule, deductible provisions and list of

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

covered benefits for each plan. If the proper amount of co-payment is not fully collected at the time of service, the patient will be billed for the difference and an account receivable from the patient will be established.

The Company provides an allowance for doubtful accounts against accounts receivable and reports those receivables on the balance sheet at their estimated net realizable value. The allowance for doubtful accounts provides for those accounts for which payment is not expected to be received and is determined based upon management’s periodic analyses and evaluation of accounts receivable, which considers historical realization data, receivable aging trends, collection trends, other operating trends, and relevant business conditions. Determination of the allowance requires management to make certain estimates and assumptions that affect the reported amount of the allowance. Actual results could differ from those estimates.

Concentration of credit risk with respect to accounts receivable is limited due to the large number of payors.

Fair Value Measurement—The Company’s financial assets and liabilities are measured and reported in accordance with ASC 820-10, Fair Value Accounting (“ASC 820”), which provides a common definition of fair value and establishes a framework to make the measurement of fair value in U.S. GAAP more consistent and comparable. This guidance also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value be classified and disclosed in the following three categories:

•	Level 1 – Quoted prices for identical instruments in active markets.

•

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s financial assets and liabilities, which include financial instruments as defined by ASC 820 include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and derivatives. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short term maturities. Long term debt, which includes variable rate debt, is considered by the Company to be representative of current market rates. Accordingly, the Company estimates that the recorded amounts approximate fair market value. The fair value of the Company’s derivatives is determined based on observable inputs that are corroborated by market data.

The following table summarizes the valuation of the Company’s financial instruments by the ASC 820 fair value hierarchy at December 31, 2009 (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Liabilities at fair value:
Derivative financial instruments	$—	$1,528	$—	$1,528

Total liabilities	$—	$1,528	$—	$1,528

As of March 31, 2010 the Company did not have any financial instruments as defined by ASC 820.

Supplies Inventory—Supplies inventory consists of dental and orthodontic supplies, which are stated at lower of cost or market, with cost determined by the first-in, first-out method.

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated and recorded using the straight-line method over the estimated useful lives of the individual assets as follows:

Computer equipment and software	3 years
Furniture, fixtures, and equipment	5–10 years
Leasehold improvements	Shorter of lease term or estimated useful life, generally 5–10 years

Expenditures for maintenance and repairs are charged to expense as incurred and expenditures for additions and improvements are capitalized. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the lease.

Goodwill and Intangible Assets—The Company records assets acquired and liabilities assumed at their respective fair values at the date of acquisition, with any excess cost recorded as goodwill. The Company’s intangible assets, which include trademarks, amounts assigned to BSSAs and noncompete agreements, were initially recorded at fair value.

Intangible assets with indefinite useful lives include the Company’s acquired trademarked brand names, which are not subject to amortization. The trademarks were determined to have an indefinite life, as it is the Company’s intent to utilize the brand names indefinitely. The brand names include BRIGHT NOW!®, CASTLE DENTAL®, MONARCH DENTAL®, and NEWPORT DENTAL®.

Intangible assets with definite lives include amounts assigned to BSSAs, and non-compete agreements with certain employees. Such intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. BSSAs are amortized between two and ten years, depending upon the nature of the agreement. Non-compete agreements are amortized over the terms of the related agreements, which range from one to four years. Intangible assets with definite lives are removed from the gross asset and accumulated amortization amounts in the reporting period in which the asset becomes fully amortized.

In accordance with ASC Topic 350-20, Intangibles—Goodwill and Other, the Company tests goodwill and intangible assets with indefinite lives for impairment annually or more frequently if circumstances indicate that impairment may have occurred.

Long-Lived Assets—In accordance with ASC Topic 360, Property, Plant, and Equipment, the Company reviews its long-lived assets for impairment on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon the expected undiscounted future net cash flows from the operations to which the assets relate, utilizing management’s best estimates, appropriate assumptions, and projections at the time of review. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired and an impairment loss would be recognized to the extent the carrying value exceeded the estimated fair market value of the asset.

Leases—All of the Company’s facilities and certain equipment are leased and accounted for under the provisions of ASC Topic 840, Leases, and subsequent amendments which require that leases be evaluated and classified as operating or capital leases for financial reporting purposes. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease agreement. Certain facility leases contain rent escalation clauses, which are recorded on a straight-line

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

basis over the initial term of the lease with the difference between actual rent payments and the straight-line rent expense recorded as a deferred rent liability. Lease incentive payments received from landlords are recorded as deferred rent liabilities and amortized on a straight-line basis over the lease term as a reduction in rent expense. Deferred rent totaling $9.4 million and $9.7 million at December 31, 2009 and March 31, 2010, respectively, is included in other liabilities on the accompanying consolidated balance sheets.

Stock-Based Compensation Plans—The Company has stock-based incentive plans that allow it to grant incentive stock options, nonqualified stock options, stock appreciation rights, and stock awards to employees and certain nonemployees of the Company.

The Company accounts for its stock based compensation in accordance with the provisions of ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 established the accounting for equity instruments exchanged for employee services. Under ASC 718, share-based compensation cost is measured at the grant date based on the calculated fair value of the award and this cost is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the award. The Company determines the grant-date fair value of employee stock options using the Black-Scholes option- pricing model. The Company recognizes the stock based compensation expense on a straight line basis over the requisite service period of the award and includes it in general and administrative expense on the accompanying consolidated statements of operations.

There are two significant elements in the Black-Scholes option pricing model: expected volatility and expected term. The Company uses an independent valuation advisor to assist with projecting expected stock price volatility. The Company also considers both the historical volatility of its peer group’s stock price as well as implied volatilities from exchange-traded options on its peer group’s stock. The expected term used by the Company represents the period that the Company’s stock options are expected to be outstanding and is determined using the simplified method described in ASC 718-10-30. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The Company adopted ASC 718 using the modified prospective method since the Company used the fair-value based method for disclosure purposes under SFAS No. 123 prior to the adoption of ASC 718. Under this transition method, stock-based compensation expense includes: (i) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (ii) compensation expense for all stock-based compensation awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provision of ASC 718. See Note 9 for further discussion on stock-based compensation plans.

Revenues—Revenues are composed primarily of dental services, which consist of the consolidated revenues of Affiliated Entities and revenues earned by ConsumerHealth. Dental services revenue is generally recognized as services are provided and reported at estimated net realizable amounts due from patients, third-party payors, and others for services rendered. Through the Company’s billing system, the Company records and reports net dental services revenue at rates that reflect the amount expected to be collected, based on unique fee schedules for each insurance plan which include pre-determined contractual rates with the insurance providers and

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

co-payments and deductibles to be received from patients. The process of estimating the ultimate amount of revenue to be collected is subjective and requires the application of judgment based on many factors, including contractual reimbursement rates, determination of covered and uncovered benefits under insurance plans and other relevant information. As a result of the inherent complexity of these estimations, the Company’s actual revenues, net income and accounts receivable could vary for the amounts reported.

Orthodontic revenues, which are included in net dental services revenues, are recognized on the proportional performance method based on the ratio of costs incurred to the total estimated costs over the life of an orthodontic contract. Recognition of orthodontic revenues is dependent on a number of factors, including the accuracy of a variety of estimates, such as progress of the orthodontic procedure and total costs for the treatment.

ConsumerHealth and the Affiliated Entities have agreements with various Dental Maintenance Organizations (“DMOs”) to provide dental services to subscribing participants. Under these agreements, monthly capitation payments are received based on the number of DMO enrollees assigned to ConsumerHealth and the Affiliated Entities. ConsumerHealth and the Affiliated Entities are then responsible for providing the necessary dental services and collecting any appropriate co-payment from the enrollees. Capitation revenues are recognized in the month that ConsumerHealth and the Affiliated Entities are obligated to provide dental services.

Other revenues primarily consist of dental plan premiums earned by the Company’s capitated plan operated by ConsumerHealth and interest income earned on amounts the Company financed for patients. Dental plan premiums are recognized in the month in which enrollees are entitled to receive dental care services. Dental plan enrollees are billed for their premiums in advance on a monthly, quarterly or annual basis. To the extent premiums are received prior to the month in which they are earned, the Company records a deferred revenue liability, which is included in other current liabilities on the accompanying consolidated balance sheets. Interest income revenue is recognized on a monthly basis as earned in accordance with the terms of the financial arrangements the Company establishes with patients.

Health Care Costs—Health care costs are expensed as services are provided, including estimates of the costs of services provided by third parties but not yet reported which were not significant in any of the periods presented herein.

Advertising Expense—Advertising costs are expensed as incurred. The Company recorded advertising expense of $2.2 million and $2.6 million for the three months ending March 31, 2009 and 2010, respectively, which is included in field support expense on the accompanying consolidated statements of operations.

Income Taxes—The Company accounts for income taxes under the provisions of ASC Topic 740-10 Accounting for Income Taxes (“ASC 740”). Under this method, the Company estimates its income tax provision to recognize its tax expense for the current period, and deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In accordance with FASB Interpretation No. 48, Accounting for Income Tax Uncertainties, which has been incorporated in ASC 740 and was retroactively adopted by the Company effective January 1, 2007, the Company assesses its tax positions on a more-likely-than-not standard to determine the actual amount of benefit or expense to recognize in the financial statements. Deferred tax assets are assessed based upon the likelihood or recoverability from future taxable income and, to the extent that recovery is not likely, a valuation allowance is established. The allowance is regularly reviewed and updated for changes in circumstances that would cause a change in judgment about the Company’s ability to realize the related deferred tax assets. These calculations and assessments involve complex estimates and judgments because the ultimate tax outcomes can be uncertain and future events unpredictable.

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

Comprehensive Income—For the three months ended March 31, 2009 and 2010, there was no difference between net income and comprehensive income.

Segment Reporting—The operating facilities of the Company are developed under similar guidelines and the businesses provide similar dental services in each location. The offices possess similar economic characteristics resulting in similar long-term expected financial performance characteristics. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on its methods of internal reporting and management structure, management believes that the Company meets the criteria for aggregating its operations into a single reporting segment.

Recent Accounting Pronouncements—In May 2009, the FASB issued SFAS 165, Subsequent Events, which has since been incorporated into ASC Topic 855 (“ASC 855”). ASC 855 enhances the current guidance on accounting and disclosure requirements for subsequent events. This statement requires the disclosure of the date through which the Company has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for interim periods and the annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company’s results of operations, cash flows, or financial position for the three months ended March 31, 2010. The Company has evaluated subsequent events through the time of filing these consolidated financial statements with the Securities and Exchange Commission on April     , 2010.

In June 2009, the FASB issued FAS No. 167, Amendments to FASB Interpretation No. 46(R), which has since been incorporated into ASC Topic 810-10 (“ASC 810-10”). ASC 810-10 requires ongoing assessments using a primarily qualitative approach rather than the quantitative-based risks and rewards calculation in determining which entity has a controlling interest in a variable interest entity. In addition, an additional reconsideration assessment should be completed when an event causes a change in facts or circumstances. Lastly, ASC 810-10 requires additional disclosures about an entity’s involvement in variable interest entities. ASC 810-10 is effective for fiscal years beginning after November 15, 2009, and interim periods within that first annual reporting period. The Company adopted the standard effective January 1, 2010 and concluded that consolidation of the Affiliated Entities is required as described further under Basis of Consolidation.

3. Regulatory Requirements

ConsumerHealth is licensed by the State of California under the provisions of the Knox-Keene Health Care Service Plan Act of 1975 (the “Knox-Keene Act”), which requires ConsumerHealth to maintain certain amounts of specific cash reserves, tangible net equity, and other financial reporting and regulatory requirements, as defined. Accordingly, the Company has a $50,000 certificate of deposit that is restricted pursuant to the California Department of Managed Health Care’s (“DMHC”) deposit requirements for Knox-Keene licensees. The certificate of deposit is included in other assets in the accompanying consolidated balance sheets. At December 31, 2009 and March 31, 2010, ConsumerHealth is in compliance with the minimum tangible net equity requirement of the DMHC of $275,000 and $276,000, respectively. ConsumerHealth is also required to periodically file financial statements with the regulatory agencies in accordance with various statutory accounting and reporting practices. The Company is in compliance with these and other regulatory requirements as of all the periods presented herein.

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

4. Long-Term Debt

Long-term debt consists of the following (in thousands) as of:

	December 31, 2009	March 31, 2010
Term Loan, interest variable (4.06% at March 31, 2010), due February 2015	$—	$139,000
First Lien Credit Facility—Term Loan, interest variable	77,550	—
Second Lien Credit Facility, interest variable	62,500	—
Capital leases (5% at March 31, 2010), due February 2014	1,537	1,447

Total long-term debt	141,587	140,447
Less current portion	(7,838)	(5,338)

Long-term debt—net of current portion	$133,749	$135,109

The Company was party to a $212.5 million senior credit facility (the “Credit Facility”) that originally provided $130.0 million under a first lien term loan, $20.0 million under a revolving credit facility (collectively, the “First Lien Credit Facility”) and $62.5 million under a second lien term loan (the “Second Lien Credit Facility”). The Credit Facility was executed in 2005. Fees paid to secure the Credit Facility were capitalized and were included in other long-term assets on the accompanying consolidated balance sheets. These costs were amortized to interest expense over the scheduled term of the Credit Facility.

On February 26, 2010, the Company refinanced the First Lien Credit Facility and the Second Lien Credit Facility with a $144.0 million secured term loan facility (the “New Term Loan”) and a $25.0 million secured revolving loan facility (the “New Revolving Facility” and together with the New Term Loan, the “New Credit Facilities”). Capitalized financing costs, which totaled $2.7 million as of the refinance date, were written off in conjunction with the refinancing of the Credit Facility.

A summary of the material terms of the Company’s New Credit Facilities is as follows:

New Credit Facilities—The New Credit Facilities mature on February 26, 2015. Principal payments on the New Term Loan are due and payable in quarterly installments beginning on June 30, 2010 and on the last business day of each calendar quarter thereafter through December 31, 2014. These quarterly installments are $2.5 million from June 30, 2010 to March 31, 2011, $3.0 million from June 30, 2011 to March 31, 2012, $3.5 million from June 29, 2012 to March 31, 2013, approximately $4.5 million from June 28, 2013 to March 31, 2014, and approximately $6.1 million from June 30, 2014 to December 31, 2014. On the maturity date, the Company must pay all outstanding principal remaining on the New Term Loan, together with all accrued and unpaid interest thereon.

The Company may be required to make mandatory prepayments under the New Credit Facilities in the event of certain asset sales, upon the issuance of certain debt or equity securities, including an initial public offering of SBG’s common stock, in the event of receipt of certain net insurance proceeds or net condemnation proceeds, or, depending on the Company’s total leverage ratio, in the event of excess cash flow (as defined in the credit agreement).

Borrowings under the New Credit Facilities bear interest based on either, at the Company’s option, the base rate for base rate loans or LIBOR for LIBOR loans, in each case plus the applicable margin stipulated in the credit agreement. The base rate is the higher of (i) Wells Fargo’s prime rate, (ii) the federal funds rate (as defined in the credit agreement) plus 1.50% and (iii) the one month LIBOR rate (as defined in the credit agreement) plus

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

1.50%. The applicable margin for loans under the New Credit Facilities, which are based on the Company’s total leverage ratio, range from 1.25% to 2.75% per annum for base rate loans and 2.25% to 3.75% per annum for LIBOR loans.

Interest on base rate loans is payable quarterly in arrears and interest on LIBOR loans is payable either monthly or quarterly depending on the interest period selected by the Company. All amounts that are not paid when due under the New Term Loan or the New Revolving Facility will accrue interest at the rate otherwise applicable plus 2.0% until such amounts are paid in full.

The Company is required to pay a commitment fee for the unused portion of the New Revolving Facility that is based on its total leverage ratio, ranging from 0.375% to 0.5% per annum, and is payable in arrears on the last business day of each quarter. There are no scheduled reductions of commitments under the New Revolving Facility.

The Company’s obligations under the New Credit Facilities are secured by a first priority lien on substantially all of the tangible and intangible assets of SBG and its wholly-owned subsidiaries, except for the assets of ConsumerHealth, including a first priority pledge of all capital stock of each of the SBG’s wholly-owned subsidiaries, except for ConsumerHealth.

The New Credit Facilities contain customary restrictive covenants that, among other things, limit the Company’s ability to incur and pay certain indebtedness; to create, incur, or assume certain liens and negative pledges; to sell, lease, convey, transfer or otherwise dispose of certain assets; to merge or consolidate with or into another; to liquidate or dissolve any of SBG’s subsidiaries; to make certain loans and investments; to make certain dividends and redemptions; to substantially change the nature of the Company’s business; to engage in certain transactions with affiliates; and to enter into or amend certain agreements. The Company is also required to comply with limitations on its capital expenditures and comply with certain financial ratios, including a leverage ratio and fixed charge coverage ratio. As of March 31, 2010, the Company was in compliance with all covenants under the New Credit Facilities.

Derivative Financial Instruments—In order to moderate its exposure to interest rate risk, the Company had in place an interest rate swap agreement and an interest rate collar agreement as of December 31, 2009. Neither of these interest agreements were designated as hedges. No interest rate swap or interest rate collar agreements were in place as of March 31, 2010.

In September 2007, the Company entered into an interest rate swap agreement with a financial institution (the “Interest Swap”). The Interest Swap fixed LIBOR at 4.77% on $25.0 million of its variable rate debt under the Credit Facility and was scheduled to remain in effect until September 2010. Total net interest paid (received) by the Company in connection with the Interest Swap was $170,000 for the three months ended March 31, 2009 and 2010. At December 31, 2009, the Company determined, with the assistance of a report provided by an independent third party, the fair value of the Interest Swap was a liability of $766,000, which is included in other current liabilities on the accompanying consolidated balance sheet. Interest expense recorded in connection with the Interest Swap was $57,000 and $44,000 for the three months ended March 31, 2009 and 2010, respectively. This expense is included in interest rate swap expense on the accompanying consolidated statements of operations.

In October 2007, the Company entered into an interest rate collar agreement with a financial institution (the “Interest Collar”). The Interest Collar protects the Company from fluctuations in the LIBOR interest rate on $25.0 million of its variable rate debt under the Credit Facility and was scheduled to remain in effect until

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

October 2010. The Interest Collar includes an interest rate floor of 4.17% and ceiling of 5.5%. Interest paid during the three months ended March 31, 2009 and 2010 was $42,000 and $271,000, respectively. At December 31, 2009, the fair value of the Interest Collar, as determined by the Company with assistance from an independent third party, was a liability of $762,000, which is included in other current liabilities on the accompanying consolidated balance sheet. Interest expense recorded in connection with the Interest Collar was $165,000 and $54,000 for the three months ended March 31, 2009 and 2010, respectively. This expense is included in interest rate swap expense (income) on the accompanying consolidated statements of operations.

On February 19, 2010, the Company paid in full all amounts due under the Interest Swap and the Interest Collar. The total amount paid by the Company to settle these two liabilities was $1.6 million.

The agreement governing the Company’s New Credit Facilities requires that it enter into, and maintain in effect for at least three years, one or more interest rate swap agreements with financial institutions by June 26, 2010. If the Company’s initial public offering is completed prior to June 26, 2010, the interest rate swap agreements must provide coverage for at least 25% of the then existing aggregate principal amount of the New Term Loan. If the Company’s initial public offering is not completed prior to June 26, 2010, the interest rate swap agreements must provide coverage for at least 50% of the then existing aggregate principal amount of the New Term Loan until the consummation of the initial public offering, at which time, the Company can then provide coverage for at least 25% of the then existing aggregate principal amount of the New Term Loan.

Capital Leases—In October 2008, the Company entered into an agreement to lease certain equipment, with payments commencing in March 2009 and maturing in February 2014. The agreement includes provisions that allow the Company to prepay the obligation without penalty and the option to purchase the equipment for $1 once the lease obligation is paid in full. In 2009, a maintenance contract in the amount of $260,000 was added to the lease.

General—As of March 31, 2010, future scheduled principal payments on long-term debt obligations, including capital leases, are as follows (in thousands, unaudited):

Years Ending December 31,
2010 (April 1 – December 31)	$2,778
2011	11,886
2012	13,859
2013	17,455
2014	22,999
Thereafter	71,500

$140,477

Interest paid, excluding financing fees, was $1.3 million and $2.9 million for the three months ended March 31, 2009 and 2010, respectively.

5. Income Taxes

For the three months ended March 31, 2009 and March 31, 2010, the effective tax rate for the Company was 22.3% and 39.5%, respectively. The Company’s effective tax rate is higher than the U.S. federal statutory rate during the first quarter of 2010 primarily as a result of state income taxes and other non-deductible permanent

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

differences. The lower tax rate for the three months ended March 31, 2009 was due to a partial reversal of a valuation allowance on deferred tax assets.

As of March 31, 2010, the Company had $3.4 million of unrecognized tax benefits, interest or penalties related to federal and state income tax matters. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The total amount of unrecognized tax benefits as of March 31, 2010 may decrease within the next 12 months by $281,000 as a result of making an accounting method change for tax purposes.

As of March 31, 2010, the Company’s 2000 through 2009 tax years were open and subject to audit by both federal and state jurisdictions.

6. Net Income Attributable to Common Stockholders Per Common Share

Basic net income per share is computed by dividing net income attributable to common shares by the weighted average number of outstanding common shares for the period. Diluted net income attributable to common stockholders per common share includes the effects of potentially dilutive securities which consist of stock options computed using the treasury stock method.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per common share follows (in thousands, except share and earnings per share data):

	Three Months Ended March 31,
	2009	2010
Numerator:
Net income attributable to Smile Brands Group Inc.	$5,964	$4,042
Dividends in-kind on preferred stock options	(132)	(182)
Preferred stock dividends accrued in-kind	(2,041)	(2,271)

Net income attributable to common stockholders	$3,791	$1,589

Denominator:
Weighted average common shares outstanding	12,115,394	12,115,394
Plus: incremental shares from assumed conversions for stock options	237,474	526,427

Diluted weighted average common shares outstanding	12,352,868	12,641,821

Basic net income attributable to Smile Brands Group Inc. per common share	$0.31	$0.13
Diluted net income attributable to Smile Brands Group Inc. per common share	$0.31	$0.13

For the three months ended March 31, 2009 and 2010, stock options of 769,643 and 271,321, respectively, were excluded from the weighted-average number of shares outstanding because their effect would be anti-dilutive.

7. Commitments and Contingencies

Operating Lease Obligations—The Company leases facilities and certain equipment under operating leases that expire in various years through June 2020. Several leases contain options for renewal and rent escalation

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

clauses. Future minimum lease payments under operating leases, assuming no cancellations, at March 31, 2010 are as follows (in thousands, unaudited):

Years Ending December 31,	Lease Payments	Less Sublease Income	Total
2010 (April 1 – December 31)	$17,918	$83	$17,835
2011	22,451	111	22,340
2012	19,468	40	19,428
2013	15,757	25	15,732
2014	12,199	21	12,178
Thereafter	27,343	—	27,343

Total minimum lease payments	$115,136	$280	$114,856

The Company recorded rent expense, net of sublease income, of $5.8 million and $6.1 million for the three months ended March 31, 2009 and 2010, respectively.

Litigation—The Company has been named as a defendant in various lawsuits in the normal course of business, primarily for employment liability, malpractice claims and contractual business disputes. The Company and the Affiliated Entities are insured with respect to dentistry malpractice risks on a claims-made basis. The Company does not believe any of the pending lawsuits will have a material adverse effect on its operating results, liquidity or financial position.

Regulatory Matters—Laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation. Compliance with such laws and regulations can be subject to future governmental review and interpretation, as well as significant regulatory action, including fines, penalties, and exclusion from certain governmental programs. The Company is regularly involved in regulatory investigations arising in the ordinary course of business.

Approximately 7% of the Company’s total revenues for the three months ended March 31, 2010 are derived from Medicaid for which reimbursement rates are subject to regulatory changes and government funding restrictions. Significant changes to reimbursement rates or further restrictions placed on beneficiary eligibility could have a material effect on the Company’s consolidated operations.

In February 2009, the State of California passed a budget that eliminated, among other things, adult dental benefits from the State Medicaid (“Denti-Cal”) program effective July 1, 2009. Prior to the effective date of the elimination of adult dental benefits, the Company and its Affiliated Entities provide approximately $4.0 million of services to adult Denti-Cal beneficiaries annually.

Insurance Coverage—The Company maintains a risk management plan that includes general liability, professional liability, directors’ and officers’ liability, employment practices liability, property, crime, fiduciary liability, business interruption, automobile, earthquake, flood, workers’ compensation, employer liability, and employee benefits liability insurance. In addition, the Company maintains a $15.0 million excess liability umbrella policy over the primary general liability, automobile, employer’s liability, and employee benefits liability policies.

The Company is self-insured up to predetermined limits for health care coverage for a majority of its employees (the “Health Plan”). Under the Heath Plan, the Company has obtained an excess liability umbrella

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

policy, providing coverage per individual claim in excess of $175,000 with an annual aggregate limit of $10.9 million. Costs of the Health Plan are accrued based upon the Company’s estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed by the insurance industry and based upon the Company’s historical claims experience. The Company had liability reserves of $1.6 million and $1.3 million as of December 31, 2009 and March 31, 2010, respectively, for unpaid and incurred but not reported claims, which are included in other current liabilities on the accompanying consolidated balance sheets.

The Company’s workers’ compensation liability insurance policy is a high-deductible program. The policy is structured with a $250,000 deductible per claim and an annual aggregate deductible of $2.4 million for the plan year ended June 2009. Costs of the policy are accrued based upon estimates of the aggregate liability for claims incurred using certain actuarial assumptions and insurance industry and historical claims experience. The Company had liability reserves of $965,000 and $1.4 million as of December 31, 2009 and March 31, 2010, respectively, for unpaid and incurred but not reported claims, which is included in other current liabilities in the accompanying consolidated balance sheets.

The Company’s professional liability policy is written on a “claims made” basis. The policy has a $1.0 million per occurrence and $6.0 million aggregate limit for the Company and its Affiliated Entities, and the providers covered under the Company’s policy have a $1.0 million per occurrence and $3.0 million annual aggregate sublimit. The policy is structured with a $50,000 deductible per claim and an annual aggregate deductible of $0.5 million. The policy provides coverage for the Company, Affiliated Entities and most of their providers. Providers not covered by the Company’s policy are required to maintain their own malpractice liability policy with minimum limits generally of $1.0 million per occurrence and $3.0 million in the aggregate. The Company had liability reserves of $757,000 and $684,000 as of December 31, 2009 and March 31, 2010, respectively, for unpaid and incurred but not reported claims, which is included in other current liabilities on the accompanying consolidated balance sheets.

Guarantees and Indemnities—From time to time, the Company enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to (i) certain real estate leases, under which the Company may be required to indemnify property owners for environmental or other liabilities and other claims arising from the Company’s use of the applicable premises and (ii) certain agreements with the Company’s officers, directors, and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship.

The terms of such obligations vary by contract and a specific or maximum dollar amount is not explicitly stated therein. The Company has not incurred any claims related to such obligations during the three months ended March 31, 2009 and 2010, and no amounts have been accrued for these obligations on the Company’s balance sheets for any of the periods presented.

8. Stockholders’ Equity

The Company is authorized to issue 100,000,000 shares of common stock, par value $0.01 per share. Holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Upon any liquidation or dissolution of the Company, the holders of common stock are entitled, subject to preferential rights of the holders of preferred stock, to receive a pro rata share of all of the assets remaining available for distribution to stockholders after payment of all liabilities.

The Company is currently restricted in its ability to pay cash dividends on its common stock based on certain provisions of its Series A preferred stock (“Series A Preferred”) and Credit Facility.

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

The Company is also authorized to issue 10,000,000 shares of preferred stock, par value $0.01 per share. The preferred stock authorized consists of 600,000 shares of Series A Preferred, and the remaining 9,400,000 shares of authorized preferred stock has not been designated to a particular series as of March 31, 2010.

As of December 31, 2009 and March 31, 2010, there were 511,039 outstanding shares of Series A Preferred with a face value of $100 per share. Series A Preferred has liquidation and dividend preference over all other classes of stock. In the event of liquidation, the holders of Series A Preferred shall be entitled to receive an amount per share equal to the original cost basis, plus a per share dividend equal to 11% per annum of cumulative unpaid dividends. Such dividends are cumulative and accrue on a semiannual basis on the last day of June and December of each year.

Series A Preferred is not convertible and there is no mandatory maturity date; however, the Company may, but is not required to, redeem all outstanding shares if there is either a significant change in the voting control of the Company or an initial public offering of the Company’s common stock. If the Company elects to redeem the Series A Preferred in such circumstances, it must redeem the preferred shares for cash at an amount equal to the original per share issue price, plus accrued but unpaid dividends.

As of December 31, 2009 and March 31, 2010, the total liquidation value of Series A Preferred was $85.2 million and $87.6 million, respectively. Included in the liquidation value is $1.4 million and $1.6 million as of December 31, 2009 and March 31, 2010, respectively, of accrued dividend in-kind associated with outstanding exercisable preferred stock options. Upon exercise of such preferred stock options, the dividend in-kind rights of the purchased Series A Preferred are cumulatively retroactive to the date of option grant. See Note 9 for additional discussion of the preferred stock awards.

9. Stock-Based Compensation Plans

Common Stock Awards—The Company adopted in 2005 the Ivory Holdco, Inc. Stock Incentive Plan (the “Incentive Plan”), as administered by the Company’s Board of Directors, or designated administrator (collectively, the “Administrator”). The Administrator has the authority to determine the persons, or entities to which awards are to be made, the amounts, and other terms and conditions of the awards. Share grants issued under the Incentive Plan are time-vesting and generally vest over five years and expire not more than 10 years from the original grant date, depending upon the nature of the share grant. The Incentive Plan provides for the issuance of up to 2,370,760 shares of the Company’s common stock.

Changes in common stock options for the three months ended March 31, 2010, are as follows:

	Shares	Weighted Average Exercise Price
Outstanding—January 1, 2010	1,892,865	$10.52
Granted	—	—
Expired	—	—
Canceled	—	—

Outstanding—March 31, 2010	1,892,865	$10.52

The Company did not grant any options to purchase its common stock during the three months ended March 31, 2009 or 2010.

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

The total stock compensation recognized related to options to purchase common stock during the three months ended March 31, 2009 and 2010 was $306,000 and $368,000, respectively. No portion of this compensation cost has been capitalized.

At December 31, 2009, options to purchase 1,892,865 common shares were outstanding with a weighted-average exercise price of $10.52 per share, remaining contractual life of 6.1 years and a total intrinsic value of $17.9 million. These outstanding options include 1,498,944 exercisable shares, at a weighted-average exercise price of $10.28 and remaining contractual life of 5.7 years. Based upon estimated future forfeitures, the Company expects options for 338,947 shares to vest in the future. As of December 31, 2009, total outstanding vested options and options expected to vest in the future have a weighted-average exercise price of $10.48, a remaining contractual life of 6.0 years and a total intrinsic value of $17.4 million. As of December 31, 2009, there was approximately $1.9 million in unrealized stock-based compensation expense related to unvested options. This expense will be recognized over a weighted-average period of one year.

At March 31, 2010, options to purchase 1,892,865 common shares were outstanding with a weighted-average exercise price of $10.52 per share, remaining contractual life of 5.9 years and a total intrinsic value of $12.6 million. These outstanding options include 1,578,867 exercisable shares, at a weighted-average exercise price of $10.29 and remaining contractual life of 5.4 years. Based upon estimated future forfeitures, the Company expects options for 265,068 shares to vest in the future. As of March 31, 2010, total outstanding vested options and options expected to vest in the future have a weighted-average exercise price of $10.48, a remaining contractual life of 5.8 years and a total intrinsic value of $12.3 million. As of March 31, 2010, there was approximately $1.6 million in unrealized stock-based compensation expense related to unvested options. This expense will be recognized over a weighted-average period of nine months.

The fair value of options to purchase common stock which vested in the three months ended March 31, 2009 and 2010 was $337,000 and $311,000, respectively.

Outstanding common stock options at March 31, 2010, are summarized as follows:

	Outstanding Options		Exercisable Options
Exercise Price	Shares	Average Remaining Contractual Life (In Years)	Shares	Average Remaining Contractual Life (In Years)
$ 2.55	64,522	4.1	64,522	4.1
4.77	29,029	4.5	29,029	4.5
8.15	84,753	7.8	53,520	7.8
8.44	1,018,432	5.4	935,429	5.4
9.38	38,521	8.2	13,484	8.2
10.55	76,326	5.2	73,784	5.2
12.65	76,326	5.2	73,784	5.2
14.00	171,275	9.4	11,755	9.4
14.76	76,326	5.2	73,784	5.2
16.87	181,029	5.6	175,992	5.6
21.09	76,326	5.2	73,784	5.2

	1,892,865		1,578,867

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

Preferred Stock Awards—In 2005, the Company granted an officer of the Company an option to purchase 24,274 shares of Series A Preferred stock at an exercise price of $100.00 per share (the “Preferred Option”). These options were granted outside the Incentive Plan. The grant-date fair value of the Preferred Option was $48.74 per share. The Preferred Option vests over a five-year period and is considered nonqualified within the meaning of Section 422 of the IRC. The number of Series A Preferred shares to which the Preferred Option holder is entitled and the related exercise price is subject to adjustment from time to time upon the occurrence of certain events that cause dilution to the value of the Preferred Option. In addition, the Preferred Option also has vesting acceleration, termination, redemption, and call provisions as a result of certain triggering events, as defined in the option agreement. These amounts also represent the fair value of preferred options vesting during these periods. No portion of the Preferred Options has been exercised or canceled since the date of grant.

The total stock compensation recognized related to the Preferred Option during the three months ended March 31, 2009 and 2010 was $59,000. No portion of this compensation cost has been capitalized.

At December 31, 2009 and March 31, 2010, 22,251 and 23,465, respectively, Series A Preferred shares were exercisable under the Preferred Option, with a remaining contractual life of 5.2 years. As discussed in Note 8, upon exercise of the Preferred Option, the dividend in-kind rights of the Series A Preferred are cumulatively retroactive to the date of option grant and total $1.4 million and $1.6 million as of December 31, 2009 and March 31, 2010, respectively. All unvested Series A Preferred shares under the Preferred Option are expected to vest in the future. As of December 31, 2009 and March 31, 2010, there was approximately $98,000 and $39,000, respectively, in unrealized stock-based compensation expense related to unvested shares under the Preferred Option. This remaining expense will be recognized in the year ended December 31, 2010.

10. Employee Benefits

The Company has adopted the Bright Now! Dental, Inc. 401(k) Plan and Trust (the “Plan”) in accordance with Section 401(k) of the IRC, as amended. The Plan covers substantially all employees of the Company and its Affiliated Entities. Contributions to the Plan are discretionary. The Company also adopted a discretionary Employee Contribution Matching Program for 2006 and 2007, which provided partial employer matching contributions to the Plan contingent upon the Company reaching targeted financial results, as defined. Such targeted results were not achieved and there were no matching contributions to the Plan during the three months ended March 31, 2009 and 2010.

11. Transactions With Related Parties

The Company leases certain facilities used in its operations under operating leases with related parties of the Company. These parties include certain non-officer employees of the Company, in addition to certain dentists associated with Affiliated Entities. The terms of the leases expire at various dates through September 2016 and some contain options to renew for additional periods. Lease payments made under leases with related parties by the Company during the three months ended March 31, 2009 and 2010, were $174,000 and $176,000, respectively.

Smile Brands Group Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Continued)

As of March 31, 2010, future minimum lease payments under operating leases, assuming no cancellations, with related parties are as follows (in thousands, unaudited):

Years Ending December 31,
2010 (April 1 – December 31)	$510
2011	528
2012	381
2013	70
2014	70
Thereafter	94

$1,653

The Company’s chief operating officer, Dr. Roy Smith, is the owner of eight Affiliated Entities that provide dental services at 132 dental offices as of March 31, 2010, representing approximately 43% and 43% of the Company’s total revenues for the three months ended March 31, 2009 and 2010, respectively. In addition, three of the Company’s employees, excluding Dr. Smith, are owners of an aggregate of four Affiliated Entities that provide dental services at 57 dental offices as of March 31, 2010, representing approximately 21% and 22% of the Company’s total revenues for the three months ended March 31, 2009 and 2010, respectively.

12. Subsequent Events

On April 14, 2010, the Company’s board of directors approved a 11.8538-for-1 split of the Company’s common stock that was effected on April 27, 2010. The consolidated financial statements as of December 31, 2009 and March 31, 2010 and for the three months ended March 31, 2009 and 2010 give retroactive effect to the stock split. In addition, the Company’s board of directors approved an increase in the Company’s authorized shares of common stock from 2,000,000 to 100,000,000, pursuant to a restated certificate of incorporation that became effective on April 27, 2010. The Company’s board of directors also authorized the issuance of up to 10,000,000 shares of preferred stock, $0.01 par value per share, pursuant to such restated certificate of incorporation.

On April 26, 2010, the Company’s stockholders approved the 2010 Performance Incentive Plan (the “2010 Plan”) that was adopted by the Board of Directors on April 14, 2010. A total of 1,700,000 shares of the Company’s common stock are authorized for issuance with respect to awards granted under the 2010 Plan.

To view a filed copy of our current registration statement, click on the following link:

Amendment No. 8 to the Registration Statement on Form S-1

WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CREDIT SUISSE SECURITIES (USA) LLC TOLL-FREE AT (800) 221-1037 OR JEFFERIES & COMPANY, INC. TOLL-FREE AT (888) 449-2342.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.